                                                                    File No. ---

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM U-1
                            APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PowerGen plc                                 LG&E Energy Corp.
PowerGen US Holdings Limited                 LG&E Capital Corp.
PowerGen US Investments                      LG&E Energy Marketing Inc.
   Limited                                   LG&E Power Inc.
Ergon US Investments Limited                 220 West Main Street
PowerGen Luxembourg SA                       P.O. Box 32030
PowerGen Luxembourg Holdings                 Louisville, Kentucky  40232
   SA
PowerGen Luxembourg                          Louisville Gas and Electric Company
   Investments SA                            220 West Main Street
PowerGen US Partnership                      P.O. Box 32010
PowerGen US Investments                      Louisville, Kentucky  40232
   Corp.
53 New Broad Street                          Kentucky Utilities Company
London EC2M 1SL                              One Quality Street
United Kingdom                               Lexington, KY  40507


                  (Name of company filing this statement and
                    address of principal executive offices)

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                                 PowerGen plc

                    (Name of top registered holding company
                    parent of each applicant or declarant)
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David Jackson                                     Joseph B. Frumkin
Company Secretary and                             Sullivan & Cromwell
General Counsel                                   125 Broad Street
PowerGen plc                                      New York, NY  10004
53 New Broad Street                               Telephone:  212-558-4000
London EC2M 1JJ                                   Facsimile:  212-558-3588
United Kingdom
Telephone:  011-44-171-826-2742
Facsimile:  011-44-171-826-2716


                                                  Steven J. Agresta
                                                  Richard T. Miller
                                                  Sara C. Weinberg
                                                  Swidler Berlin Shereff
                                                     Friedman, LLP
                                                  3000 K Street, NW, Suite 300
                                                  Washington, DC 20007-5116
                                                  Telephone: 202-424-7500
John R. McCall                                    Facsimile: 202-424-7643
Executive Vice President,
General Counsel and
   Secretary                                      Peter D. Clarke
LG&E Energy Corp.                                 Debra J. Schnebel
220 West Main Street                              Gardner, Carton & Douglas
Louisville, Kentucky  40232                       321 North Clark Street
Telephone: 502-627-3665                           Suite 3400
Facsimile: 502-627-4622                           Chicago, Illinois  60610
                                                  Telephone: 312-245-8685
                                                  Facsimile: 312-644-3381


                  (Names and addresses of agents for service)
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                             Certain Defined Terms

1. "Applicants" means PowerGen, the Intermediate Companies, LG&E Energy, Louisville Gas and Electric Company, Kentucky Utilities Company, LG&E Capital Corp., LG&E Energy Marketing Inc., and LG&E Power Inc.

2.   "PowerGen" means PowerGen plc.

3. "PowerGen System" means PowerGen and all of its direct and indirect subsidiary companies.

4. "Intermediate Companies" means PowerGen US Holdings Limited, PowerGen US Investments Limited, Ergon US Investments Limited, PowerGen Luxembourg SA, PowerGen Luxembourg Holdings SA, PowerGen Luxembourg Investments SA, PowerGen US Partnership, and PowerGen US Investments Corp.

5. "U.S. Subsidiary Companies" means the Intermediate Companies, LG&E Energy, and the LG&E Energy Subsidiary Companies.

6.   "LG&E Energy Group" means LG&E Energy and the LG&E Energy Subsidiary
     Companies.

7.   "LG&E Energy" means LG&E Energy Corp.

8. "LG&E Energy Subsidiary Companies" means the subsidiary companies of LG&E Energy.

9. "U.S. Utility Subsidiaries" means Louisville Gas and Electric Company, Kentucky Utilities Company, and Electric Energy, Inc.

10. "U.S. Non-Utility Subsidiaries" means the subsidiaries of LG&E Energy, other than the U.S. Utility Subsidiaries.

11. "LG&E Services" means LG&E Energy Services, Inc., a company to be approved as a service provider under Section 13 of the Act.

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                               TABLE OF CONTENTS

Item  1.  Description of the Proposed Merger and Financing Request..........................    8

          A.  Introduction..................................................................    8
              1.  General Request...........................................................    8
              2.  Overview of the Merger....................................................    9

          B.  Description of the Parties to the Merger......................................   11
              1.  PowerGen..................................................................   11
              2.  LG&E Energy...............................................................   14

          C.  Description of the Merger.....................................................   18
              1.  Background................................................................   18
              2.  Merger Agreement..........................................................   20
              3.  Corporate Structure for the Merger........................................   20
              4.  Financing the Merger......................................................   21

          D.  Operations and Management of PowerGen and LG&E Energy Following the Merger....   22
              1.  PowerGen..................................................................   22
              2.  LG&E Energy...............................................................   22

          E.  Industry Restructuring Initiatives Affecting U.S. Operations..................   23

          F.  Request for Authorization of Proposed Financings..............................   25

Item 2.   Fees, Commissions and Expenses....................................................   25

Item 3.   Applicable Statutory Provisions...................................................   26

          A.  Legal Analysis of the Merger..................................................   27
              1.  Section 10(b).............................................................   28
                  a.  Section 10(b)(1)......................................................   29
                      i.  Interlocking Relationships........................................   29
                      ii. Concentration of Control..........................................   29
                  b.  Section 10(b)(2)......................................................   31
                      i.  Fairness of Consideration.........................................   31
                      ii. Reasonableness of Fees............................................   32

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
                  c.  Section 10(b)(3)......................................................   33
                      i.   The presence of debt at more than one level of the PowerGen
                           System does not "unduly complicate" the capital structure of
                           the PowerGen System for purposes of Section 10(b)(3).............   36
                      ii.  The Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper
                           functioning of the registered holding company system.............   40
              2.  Section 10(c).............................................................   41
                  a.  Section 10(c)(1)......................................................   41
                      i.   Section 8 Analysis...............................................   42
                      ii.  Section 11 Analysis -- Integration...............................   42
                      iii. Section 11 Analysis - Retention of Gas Utility System............   49
                      iv.  Retention of "Other Businesses"..................................   53
                      v.   The Merger Will Satisfy the Requirements of Section 11(b)(2), as
                           Incorporated by Section 10(c)(1).................................   53
                  b.  Section 10(c)(2)......................................................   58
                      i.   Benefits to customers, employees and shareholders................   58
                      ii.  Strategic benefits...............................................   59
              3.  Section 10(f).............................................................   61

          B.  Proposed Financings...........................................................   62
              1.  Introduction and General Request..........................................   62
              2.  Specifics of Proposed Financing Arrangements..............................   66
                  a.  PowerGen and US Holdings External Financing...........................   66
                      i.   Ordinary Shares Issued by PowerGen...............................   67
                      ii.  Preferred Stock Issued by US Holdings............................   70
                      iii. Short-Term Financing Of PowerGen and US Holdings.................   70

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
                      iv.  Long-Term Debt Issued by US Holdings..............................  70
                      v.   Other Securities Issued by PowerGen and US Holdings...............  71
                  b.  Intermediate Company Financings........................................  72
                  c.  LG&E Energy Group Financings...........................................  73
                      i.   External Financings...............................................  73
                           (A)  LG&E Energy..................................................  73
                           (B)  U.S. Utility Subsidiary Financing............................  74
                           (C)  U.S. Non-Utility Subsidiary Financings.......................  75
                      ii.  Intra-System Financings...........................................  76
                           (A)  Inter-Company Loans..........................................  76
                           (B)  Money Pools..................................................  77
                           (C)  Other Financings.............................................  81
                  d.   Guarantees............................................................  82
                      i.   Guarantees by PowerGen............................................  82
                      ii.  Existing Guarantees of the LG&E Energy Group......................  82
                      iii. Additional Guarantees of the LG&E Energy Group during the
                           Authorization Period..............................................  83
                  e.  Interest Rate and Currency Risk Management.............................  83
                  f.  Acquisition, Redemption, or Retirement of Securities...................  84
                  g.  Financing Entities ....................................................  84
                  h.  LG&E Energy Intermediate Subsidiaries..................................  85
                  i.  Reorganization Authority...............................................  87
                  j.  EWG/FUCO-Related Financings............................................  88

          C.  Reporting......................................................................  93
              1.  Requests for Exemption.....................................................  94
              2.  Form U5S...................................................................  94
              3.  Rule 24 Certificates of Notification.......................................  95

          D.  Payment of Dividends Out of Capital and Unearned Surplus.......................  97
              1.  PowerGen and U.S. Subsidiary Companies.....................................  97
              2.  U.S. Non-Utility Subsidiaries..............................................  98

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
          E.  Approval of New Tax Allocation Agreement.......................................   99

          F.  Section 13 - Intra-System Provision of Services................................  100
              1. Interaction with FERC Policy................................................  100
              2. Scope of Service............................................................  102
              3. Allocation of Service Costs Among Members of the LG&E Energy Group..........  105
              4. Calculation of Service Costs................................................  106
              5. Billing.....................................................................  107
              6. Restriction on Amendments...................................................  108
              7. Approval of LG&E Services...................................................  108

          G.  Other Statutory Provisions.....................................................  109
              1. Sections 14 and 15 - Jurisdiction...........................................  109
              2. Section 33 - Foreign Utility Companies......................................  110
              3. Sections 3(a)(1) and 3(a)(2) - Exemption from Registration..................  111

Item 4.   Regulatory Approvals...............................................................  111

   I.     Merger Approvals...................................................................  111

          A.  Antitrust......................................................................  112

          B.  Federal Power Act..............................................................  112

          C.  Exon-Florio....................................................................  112

          D.  State Regulatory Approval......................................................  113

          E.  U.K. Notice Requirements.......................................................  113

  II.     Financing Approvals................................................................  114

Item 5.   Procedure..........................................................................  114

Item 6.   Exhibits and Financial Statements..................................................  115

          A.  Exhibits.......................................................................  115

          B.  Financial Statements...........................................................  118

Item 7.   Information as to Environmental Effects............................................  119

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ITEM 1.   DESCRIPTION OF THE PROPOSED MERGER AND FINANCING REQUEST

     A.   Introduction

     This Application-Declaration (the "Application") seeks approvals relating to the proposed acquisition of LG&E Energy by PowerGen pursuant to which all of the companies comprising the LG&E Energy Group will become indirect subsidiaries of PowerGen ("the Merger"). Following consummation of the Merger, PowerGen and each of the Intermediate Companies propose to register with the Securities and Exchange Commission (the "Commission") as holding companies under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act")./1/ LG&E Energy and one of LG&E Energy's utility subsidiaries, Kentucky Utilities Company ("KU"), are currently exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, of the Act and intend to retain that status following the Merger. Both LG&E Energy and KU will become part of PowerGen's registered system.

          1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, the Applicants hereby request authorization and approval of the Merger, whereby PowerGen will become the indirect owner of 100% of the common stock of Louisville Gas and Electric Company ("LG&E") and KU, 20% of the common stock of Electric Energy, Inc. ("EEI") and 7.4% of the common stock of Ohio Valley Electric Company ("OVEC"), each of which is a public-utility company under the Act. The Applicants also request that the Commission approve (i) using a corporate structure similar to that approved for The National Grid Group plc ("National Grid"), the acquisition and retention by PowerGen of LG&E Energy's non-utility activities, businesses, and investments and the retention of PowerGen's existing non-utility activities, businesses, and investments; (ii) certain Merger-related financing matters, including exempt wholesale generator ("EWG")/foreign utility company ("FUCO") treatment similar to that allowed for National Grid; (iii) certain existing financing arrangements of the LG&E Energy

___________________
1 The Intermediate Companies either have been or will be formed prior to the consummation of the Merger. They have been added to this Application to enable the Commission to issue a notice. The Intermediate Companies will require the approval of their respective Boards of Directors to engage in the activities contemplated by this filing.

                                      -8-
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Group; (iv) certain financing matters relating to the PowerGen System and the
LG&E Energy Group after the Merger; (v) if necessary, permitting PowerGen and the U.S. Subsidiary Companies to pay dividends out of paid-in capital; (vi) permitting the U.S. Non-Utility Subsidiaries to pay dividends out of paid-in capital as described below; (vii) permitting PowerGen to provide to the Commission financial and other information on the bases and in the form provided for herein; (viii) a tax allocation agreement; (ix) the establishment of a service company subsidiary; and (x) adoption of service company agreements.

     The Applicants note that this Application is based on substantially the same pertinent facts under the Act and seeks substantially the same authorizations under the Act recently granted by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (the "National Grid Order").

          2.   Overview of the Merger

     Pursuant to an Agreement and Plan of Merger, dated as of February 27, 2000 (the "Merger Agreement"), among LG&E Energy, PowerGen, a Delaware corporation to be formed as an indirect wholly-owned subsidiary of PowerGen ("PowerGen US Investments Corp."), and a Kentucky corporation to be formed as a direct wholly-owned subsidiary of PowerGen US Investments Corp., LG&E Energy will become an indirect, wholly-owned subsidiary of PowerGen. The proposed corporate structure of PowerGen after the Merger is discussed in more detail in Item 1, Section C.3 and Item 3, Section A.2.a.v below.

     As consideration for each common share, without par value, of LG&E Energy outstanding at the time of the Merger, the LG&E Energy shareholders will receive $24.85 per share in cash. The LG&E Energy shareholders will not receive any stock consideration in the Merger and they will not retain any equity interest in LG&E Energy.

     In addition to providing substantial value to LG&E Energy shareholders, the Merger will produce benefits to the public interest and to customers in Kentucky and Virginia, as well as to the employees of LG&E Energy Group, by combining a company with demonstrated expertise in operating coal-fired generation facilities and in operating in an increasingly deregulating environment with a company that has among the lowest retail electric rates in the nation and owns substantial coal-fired generation facilities.

     For LG&E Energy Group employees, the Merger provides significant opportunities as LG&E Energy will become the U.S. base of operations for a large international entity. PowerGen wants to expand its operations in the United States, which should bring additional opportunities for employees. The Merger gives LG&E Energy Group and its employees the opportunity to remain at the forefront of an increasingly competitive U.S. electric industry. For the Commonwealth of Kentucky, the Merger also provides significant benefits, as the Commonwealth of Kentucky retains its good corporate citizen, LG&E Energy, at its Kentucky headquarters with numerous jobs in the Commonwealth of Kentucky.

     After the Merger, LG&E Energy will have the financial, technical, and managerial capabilities needed to provide efficient customer service to its utility customers. LG&E and KU customers should benefit from the Merger through improved service quality and operating efficiencies resulting from reciprocal adoption of best practices by PowerGen and LG&E Energy throughout their respective operations. For example, customers should benefit from PowerGen's significant expertise in electric power generation, which is necessary for an efficient power supply market. Customers also should benefit from PowerGen's size and the size of the PowerGen System following the Merger. PowerGen's significantly larger scale, both in financial and operational terms, should enhance the ability of LG&E and KU to use new developments in generation, transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit. Customers also should benefit from the enhanced ability of the larger enterprise to attract and retain excellent managers by offering opportunities to participate in a leading international energy business.

     The Merger is subject to approval by the shareholders of LG&E Energy and PowerGen. The Applicants are seeking approval from the Federal Energy Regulatory Commission (the "FERC"), the Kentucky Public Service Commission (the "Kentucky Commission"), and the Virginia State Corporation Commission (the "Virginia Commission"). Applicants are notifying the Tennessee Regulatory Authority ("Tennessee Commission") of the Merger. PowerGen is seeking letters from each of the affected state commissions certifying that the state commission has the authority and resources to protect ratepayers. In addition, Applicants are seeking clearance for the Merger by the Committee on Foreign Investments in the United States under the Exon-Florio provisions of the Omnibus Trade and Competitiveness Act of

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1988 and by the Antitrust Division of the Justice Department ("DOJ") and the
Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). Finally, the proposed acquisition constitutes a merger that could be investigated by the U.K. Competition Commission under the United Kingdom's Fair Trading Act of 1973, although PowerGen does not believe that the Merger will have any impact on competition in the United Kingdom and therefore does not anticipate that any issues will be raised.

     B.   Description of the Parties to the Merger

          1.   PowerGen

     PowerGen, through its subsidiaries, is a leading integrated gas and electricity company in the United Kingdom with significant investments in utility operations outside the United Kingdom and United States. PowerGen is the parent holding company that was formed in 1998 following a corporate reorganization, whereby PowerGen UK plc ("PowerGen UK") became a first-tier, wholly-owned subsidiary of PowerGen. PowerGen's only business is as a holding company and it conducts its business through two direct subsidiaries: PowerGen UK and US Holdings./2/ A chart showing PowerGen and its subsidiaries is attached hereto as Exhibit F-1.1.

     PowerGen UK is a public limited company formed under the laws of England and Wales. It is the principal operating company of PowerGen and was created as a result of the privatization and restructuring of the British electricity industry in 1990. PowerGen UK's primary businesses are generation and distribution of electricity. It also is involved, either directly or through its subsidiaries or investment interests, in the transportation, marketing and delivery of natural gas, and the development and operation of combined heat and power plants (i.e., cogeneration) and renewable energy facilities (e.g., wind

______________________________
/2/ PowerGen presently intends to establish a new unlimited liability holding company between PowerGen plc and PowerGen UK, to be called PowerGen Group Holdings ("PowerGen Group Holdings"). This is to permit PowerGen International Limited (the holding company for all of PowerGen's current overseas investments) to become a sister company, rather than a subsidiary, of PowerGen UK (which conducts PowerGen's U.K. businesses) while at the same time creating a single FUCO company with ownership of all FUCO businesses, except for those in the LG&E Energy Group.

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farms)./3/ The business of PowerGen UK is described in further detail below.

     US Holdings is a corporation formed under the laws of England and Wales and will enter into financing arrangements as described herein.

     PowerGen has one other direct subsidiary, PowerGen Share Scheme Trustee Limited ("Share Trustee"). Share Trustee administers employee stock plans to benefit the employees of PowerGen.

     PowerGen UK owns and operates nine power stations located in England and Wales, which together are capable of generating approximately 10,000 Megawatts ("MW"). It is one of the largest of over 30 generators competing in the United Kingdom's "electricity pool" through which wholesale electric power is traded.

     PowerGen UK conducts most of PowerGen's retail business in the United Kingdom. PowerGen UK has been a significant participant in the United Kingdom's competitive industrial and commercial gas and electricity markets for most of the past decade. PowerGen UK has been the leading supplier in the United Kingdom of electricity and gas to industrial and commercial customers since 1992, and now supplies over 25,000 electricity sites and 25,000 gas sites. The acquisition of East Midlands Electricity plc (which has now been renamed PowerGen Energy, plc) provided access to the mass market (domestic) electricity customers and (via PowerGen Retail Gas Limited) to the mass market (domestic) gas customers. In total, including PowerGen Energy, plc, described further below, PowerGen UK's retail business now supplies electricity and gas to some 2.6 million customer accounts and has the objective of supplying 5 million customers by 2002. In addition, PowerGen UK has secured the right to sell electricity in the newly opened electricity market in Northern Ireland.

_____________________
/3/ Prior to consummation of the Merger, PowerGen UK (or PowerGen Group Holdings, if applicable) will file notification of FUCO status to qualify as a FUCO within the meaning of Section 33 of the Act. The Applicants expect that PowerGen UK (or PowerGen Group Holdings) will retain this status following the Merger.

     The significant subsidiaries of PowerGen UK are described below:

     (a) PowerGen Energy, plc, a direct, wholly-owned subsidiary of PowerGen UK, is an electricity distribution company which supplies some 2.3 million residential and business customers. PowerGen Energy is the third largest regional electricity company in England and Wales with a service territory covering a 16,000 square kilometer area. It operates a distribution network of over 67,000 kilometers of overhead lines and underground cables together with utility connections and metering services.

     (b) Through its wholly-owned subsidiaries PowerGen CHP Limited and PowerGen CoGeneration Limited, PowerGen UK is the United Kingdom's leading developer and operator of combined heat and power plants, known as cogeneration in the United States. PowerGen CHP Limited and PowerGen CoGeneration Limited construct and operate power plants that provide electricity and heat or steam to industrial and commercial customers. Plant investments currently represent a capacity of 896 MW electric and 1,300 MW thermal.

     (c) PowerGen Energy Trading Limited, a direct, wholly-owned subsidiary of PowerGen UK, undertakes trading of electricity, gas and oil in seven energy trading markets in the United Kingdom and Europe.

     (d) PowerGen Energy Solutions Limited, a direct, wholly-owned subsidiary of PowerGen UK, provides tailored energy service products and advice to customers.

     (e) PowerGen UK indirectly owns a 50% interest in PowerGen Renewables Holdings Limited, a renewable energy business developing onshore and offshore wind farms. PowerGen Renewables has 11 operational sites and is continuing to expand activities in the United Kingdom and Ireland. This interest is owned by PowerGen Investments Ltd., a direct subsidiary of PowerGen UK.

     (f) PowerGen Gas Limited, a direct, wholly-owned subsidiary of PowerGen UK, operates PowerGen UK's natural gas pipelines in the United Kingdom.

     (g) Through its wholly-owned subsidiary, PowerGen International Limited, PowerGen UK is a leading independent power project developer. PowerGen International Limited is involved in 11 power projects, either operational or under development, in Europe, India, and Asia Pacific, totaling more than 8,000 MW in generating capacity of which PowerGen's equity interest represents over 3,000 MW.

     (h) PowerGen UK also directly owns 100% of a captive insurance company (Ergon Insurance Limited) and a 50% interest in a company (Cottam Development Centre Limited) engaged in the construction and operation of a gas fired power station and the operation of a generator turbine testing facility, both of which are located in Cottam, Nottinghamshire, England.

     PowerGen's ordinary shares are listed on the London Stock Exchange ("LSE") and PowerGen's American Depositary Shares ("ADSs") are listed on the New York Stock Exchange, Inc. ("NYSE"). PowerGen, including its predecessor company, has been since 1995 a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and has filed reports with the Commission in accordance with the requirements of the 1934 Act applicable to foreign private issuers.

     More detailed information concerning PowerGen and its subsidiaries is contained in PowerGen's Annual Report on Form 20-F for the year ended January 2, 2000, which is incorporated by reference as Exhibit I-1.

          2.   LG&E Energy

     LG&E Energy was incorporated under the laws of the Commonwealth of Kentucky in 1989. It is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission in LG&E Energy Corp., Holding Co. Act Release No. 26866, 67 S.E.C. 107 (April 30, 1998). LG&E Energy has five direct subsidiaries: LG&E, KU, LG&E Energy Foundation, Inc., LG&E Energy Marketing Inc., and LG&E Capital Corp. LG&E and KU are public utility companies under the Act. Each of these subsidiaries is described below.

     (a) LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 366,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of one million. LG&E also purchases, distributes and sells natural gas to approximately 295,000 customers within this service area and in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems. Maps of the electric and gas service areas of LG&E are filed as Exhibits E-1 and E-2, respectively.

     Retail sales rates, services and other aspects of LG&E's electric and gas retail operations are subject to the jurisdiction of the Kentucky Commission. The Kentucky Commission also possesses regulatory authority over aspects of LG&E's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, and mergers with other utilities.

     The FERC has jurisdiction under the FPA over certain of the electric utility facilities and operations, transmission in interstate commerce, wholesale sale of power and related transactions and accounting practices of LG&E, and in certain other respects.

     LG&E owns 4.9% of the common stock of OVEC, which has one wholly-owned subsidiary, Indiana-Kentucky Electric Corp. ("IKEC"). OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio. OVEC owns a 1,075 MW generating station near Cheshire, Ohio, and IKEC owns a 1,290 MW generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners of the stock of OVEC (or their subsidiaries, all of which are utility companies). OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years in the period ended December 31, 1999, LG&E derived less than 0.2% of its net income from its share of the earnings of OVEC. See, In the Matter of Ohio Valley Electric Corporation, Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7, 1952).

     (b) KU is engaged in producing, transmitting, and selling electric energy to approximately 458,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 29,000 customers in 5 counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells electric energy at wholesale for resale to 12 municipalities in Kentucky and one municipality in Pennsylvania. A map of the electric service area of KU is filed as Exhibit E-1.

         The territory served by KU has an aggregate population estimated at approximately one million. The largest city served is Lexington, Kentucky. The population of the metropolitan Lexington area is estimated at about 225,000. The populations of the next 10 largest cities served at retail range from about 21,000 to 9,000. The territory served includes most of the Bluegrass Region of central Kentucky and parts of the coal mining areas in southeastern and western Kentucky and southwestern Virginia.

         KU is subject to the jurisdiction of the Kentucky Commission and the Virginia Commission as to retail rates and service, accounts, issuance of securities, and in other respects. The FERC has jurisdiction under the FPA over certain of the electric utility facilities and operations, wholesale sale of power and related transactions and accounting practices of KU, and in certain other respects. By reason of owning and operating a small amount of electric utility property in one county in Tennessee (having a book value of about $251,000) which serves five customers, KU may also be subject to the jurisdiction of the Tennessee Commission as to retail rates, accounts, issuance of securities and in other respects.

         KU owns 2.5% of the common stock of OVEC, which company is described above. KU also owns 20% of EEI. EEI provides electric energy to a uranium enrichment plant located near Paducah, Kentucky by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 MW coal-fired electric generating plant located near Joppa, Illinois, and six 161 kilovolt ("Kv") transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by KU and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each year in the three-year period ending December 31, 1999, KU derived less than 3% of its net income from its share of the earnings of EEI and OVEC.

         (c) LG&E Energy Foundation, Inc. ("LG&E Energy Foundation"), a charitable foundation exempt from Federal income tax under Section 501(c)(3) of the Internal Revenue Code, makes charitable contributions to qualified entities. It is wholly-owned by LG&E Energy. As of December 31, 1999, the market value of the assets of LG&E Energy Foundation were $19.9 million.

         (d) LG&E Energy Marketing Inc. ("LEM") is wholly-owned by LG&E Energy and engages in energy marketing and trading on behalf of LG&E Energy's utility and non-utility operations. Effective June 30, 1998, LEM discontinued its merchant trading and sales business. LEM, however, maintains the technical systems and personnel necessary to engage in power marketing sales from assets it owns or controls, including LG&E, KU, and Western Kentucky Energy Corp./4/

         (e) LG&E Capital Corp. ("LG&E Capital"), through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses. The activities of these subsidiaries are more fully described in Appendix A hereto.

         For the year-ended December 31, 1999, approximately 29.6% of LG&E Energy's consolidated operating revenues and 20.3% of its consolidated operating income were derived from the non-utility businesses. As of December 31, 1999, approximately 22.9% of LG&E Energy's consolidated assets were invested in non-utility businesses, including LG&E Energy, LG&E Capital and LEM.

         LG&E Energy's common stock is listed on the NYSE and the Chicago Stock Exchange. As of February 29, 2000, there were 129,677,030 shares of LG&E Energy common stock outstanding. LG&E Energy has no preferred stock outstanding. As of February 29, 2000, there were three series, aggregating 1,610,287 shares, of LG&E preferred stock outstanding, and two series, aggregating 400,000 shares, of KU preferred stock outstanding. Copies of the Articles of Incorporation of LG&E Energy, LG&E and KU are incorporated by reference as Exhibit A-2.1, Exhibit A-2.2, and Exhibit A-2.3, respectively.

         On a consolidated basis, LG&E Energy's operating revenues and operating income for the twelve months ended December 31, 1999, were $2.7 billion and $494.6 million, respectively, consisting of the following (before inter-company eliminations):



____________________________
/4/ The business of Western Kentucky Energy Corp. is described in Appendix A attached hereto.

                                ($ in millions)

                                 Operating              Operating
                                 Revenues               Income

LG&E              Electric       $790.7                   $189.9
                  Gas             177.6                      7.9

KU                                937.3                    196.4

LG&E Capital                      810.3                    120.8

LG&E Energy Marketing              34.0                     (0.3)

LG&E Energy Corp                   --                      (20.1)

     Consolidated assets of LG&E Energy and its subsidiaries as of December 31, 1999 were approximately $5.1 billion, consisting of $3.6 billion in net electric utility property, plant and equipment; $349.6 million in net gas utility property, plant and equipment; and $1.2 billion in other corporate assets.

     More detailed information concerning LG&E Energy and its subsidiaries is contained in: (i) LG&E Energy's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as Exhibit I-2.1, (ii) LG&E's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as Exhibit I-2.2, and (iii) KU's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference as
Exhibit I-2.3.

     C.   Description of the Merger

          1.   Background

     In recent years PowerGen has been seeking opportunities to gain a major platform for growth in the United States, the world's largest energy market. PowerGen's vision is to transfer its skills as a leading international integrated electricity and gas company to the U.S. electricity and gas markets. The Merger is a major step toward realizing those goals. From PowerGen's perspective, the Merger:

         o represents a significant investment in an efficient, focused generation, transmission, and distribution business with a strong operational track record as a low cost energy provider with high standards of reliability and customer service, and a strong commitment to the environment, which will benefit further from PowerGen's core skills;

          o enhances PowerGen's earnings per share, before the amortization of goodwill, and enhances PowerGen's cash flow per share immediately following the acquisition;

          o provides the right point of entry into the United States for PowerGen, given Kentucky's favorable economic climate and its well balanced regulatory environment;

          o brings PowerGen a high-quality management team with proven generation, distribution, and supply expertise and a shared view of the industry's future development in the United States; and

          o provides an excellent regional platform for growth in generation, transmission, and distribution, as the Midwest region of the United States represents around 25% of the U.S. electricity market and further consolidation in the region is expected.

          The Applicants believe that PowerGen and LG&E Energy have skills that can be used to benefit the public interest, as well as the interest of investors and consumers, the "protected interests" under the Act. In the past decade, the United Kingdom's electricity and gas markets have been restructured as the industry has evolved from a state-owned monopoly to private ownership and competition. PowerGen's experience and expertise as one of the successful leaders of this transition will help inform any discussion of such a restructuring of the Midwest energy market and will help ensure, if and when such restructuring occurs, that consumer benefits will be realized.

          PowerGen believes that this experience in competitive markets and as a leading international integrated electric and gas company complements LG&E Energy's proven expertise in operating efficient generation, transmission and distribution businesses in an evolving regulatory environment. The Merger will make LG&E Energy part of a much larger enterprise, well-positioned to meet and benefit from the accelerating changes in the energy industry across the world, while maintaining the historic connections between LG&E and KU and the communities they serve. Applicants believe the Merger is important for ensuring that both LG&E and KU remain able to continue to meet their commitments of providing reliable and efficient service and enhancing overall performance standards for the benefit of customers and shareholders over the long term.

          2.   Merger Agreement

     Under the terms of the Merger Agreement, each outstanding LG&E Energy common share will be converted into the right to receive $24.85 in cash, without interest./5/ LG&E Energy Group's debt ($2.2 billion as of December 31, 1999) at the time of closing the Merger is expected to remain outstanding. The Merger is subject to customary closing conditions, such as receipt of all necessary regulatory approvals, including the approval of the Commission.

          3.   Corporate Structure for the Merger

     As stated above, the Merger is structured as the indirect acquisition of LG&E Energy by PowerGen. The Intermediate Companies in the corporate structure between PowerGen and LG&E Energy create a structure that is not unusual for U.K. cross-border transactions and is not dissimilar to structures used by U.S. registered holding companies in making FUCO investments. These entities exist primarily for the purpose of creating an economically efficient and viable structure for the transaction and the ongoing operations of PowerGen and the U.S. Subsidiary Companies. The proposed structure as currently planned and the specific function of each of the Intermediate Companies is set forth in Exhibit F-3.2 hereto. The Applicants note that certain adjustments in the structure may be necessary to reflect tax and accounting changes prior to consummation of the Merger. Any material changes between the date of this Application and the consummation of the Merger will be reflected in a pre-effective amendment hereto. PowerGen's direct and indirect interest in each of the Intermediate Companies will flow through loans and equity interests similar to those indicated in Exhibit F-3.2. This structure is essentially the same as that approved by the Commission in the National Grid Order except that PowerGen is utilizing an additional Intermediate Company. As in National Grid, the Intermediate Companies will not engage in any business activities except for the acquisition and ongoing funding of LG&E Energy and its subsidiaries as described herein. Except for financings by US Holdings as described herein,

_____________________________
/5/ Under Kentucky corporate law, dissenting shareholders are entitled to seek the judicially determined value of their common stock in lieu of the $24.85 provided in the Merger Agreement.

none of the Intermediate Companies will have any third-party equity or debt holders.

          4.   Financing the Merger

     The acquisition price for the LG&E Energy common stock, based on the number of shares outstanding on February 27, 2000, will be approximately $3.23 billion. PowerGen intends to finance the acquisition from borrowings under a fully committed bank facility that PowerGen and US Holdings established on February 27, 2000, underwritten by five internationally recognized banks (the "Bank Loans" or "Credit Facility")./6/ The Credit Facility has now been syndicated among a wider group of internationally recognized banks. The Credit Facility provides for up to $4.0 billion in borrowings by PowerGen, US Holdings and other wholly-owned subsidiaries of US Holdings as approved in writing by the banks, and guaranteed by PowerGen or US Holdings./7/ The Credit Facility, which is filed as Exhibit B-3 hereto, has a final maturity of 5 years from the date of signing. Each of the banks is a sophisticated commercial lender and the Credit Facility was negotiated at arm's length. The Credit Facility was established both to fund the acquisition and, if necessary, to provide funding and accommodate working capital needs of the Intermediate Companies.

     The Credit Facility contains provisions customary for a credit facility of this type, including, among others, representations and warranties as to the business and operations of the U.S. and non-U.S. companies in the PowerGen System (see Clause 15), covenants limiting consolidated borrowings by such companies (see Clause 16.8) and requiring prepayment of loans in the event of certain asset disposals or capital market issues by such companies (see Clause 7.5), and events of default providing for the acceleration of loans under the Credit Facility for specified occurrences (including defaults and bankruptcies)

________________________
/6/ Borrowings under the Credit Facility could be reduced by, among other things, application of available cash or the proceeds of assets sales by PowerGen UK and its subsidiaries, or by the issuance of debt securities or other instruments by PowerGen or its subsidiaries prior to, at or after the Merger. Applicants will file an amendment or post-effective amendment to this filing to reflect any material change in the plan of financing of the Merger.

/7/ Although the Credit Facility permits other borrowers, Applicants intend for US Holdings to be the only borrower under the Credit Facility, with a guarantee from PowerGen.

involving such companies (see Clause 17). These provisions are similar to those contained in the credit facility of National Grid.

     D.   Operations and Management of PowerGen and LG&E Energy Following the
          Merger

          1.   PowerGen

     Upon consummation of the Merger, PowerGen will become the indirect parent company of LG&E Energy. All of PowerGen's other operations will remain unchanged in the Merger. The Merger Agreement provides that, at the effective time of the Merger, PowerGen will appoint Roger Hale, Chairman and Chief Executive Officer of LG&E Energy, to the PowerGen Board of Directors, increasing its size from 9 members to 10 members. As PowerGen's Board of Directors is small in number, the addition of one member is significant. Roger Hale is a U.S. citizen and resident of Kentucky.

     PowerGen's inclusion of Mr. Hale on its Board demonstrates its commitment to maintaining a local presence in the United States that is sensitive to local concerns. PowerGen also is committed to maintaining LG&E Energy's strong civic and charitable presence in the service territories of LG&E and KU as demonstrated by PowerGen's obligation under Section 6.19(c) of the Merger Agreement to continue to "make annual charitable and community contributions to the communities served by . . . [LG&E Energy] and otherwise maintain a substantial level of involvement in community activities in the State of Kentucky that is comparable to, or greater than, the normal annual aggregate level of charitable contributions, community development and related activities carried on by . . . [LG&E Energy] prior to the date" of the Merger Agreement.

     Upon consummation of the Merger, PowerGen and the Intermediate Companies will register as holding companies under Section 5 of the Act. PowerGen expects that PowerGen UK (or, if PowerGen Group Holdings is established before consummation of the Merger, PowerGen Group Holdings) will be qualified as a FUCO within the meaning of Section 33 of the Act, and that all operations thereunder will claim the benefit of the FUCO exemption.

          2.   LG&E Energy

     Following consummation of the Merger, LG&E Energy will become an indirect wholly-owned subsidiary of PowerGen and its common shares will be deregistered under the 1934 Act, and delisted from the NYSE and the Chicago Stock Exchange. The Merger Agreement provides that the headquarters of LG&E Energy as the surviving entity will remain in Louisville, Kentucky, with offices for utility operations of LG&E remaining in Louisville and of KU remaining in Lexington. The post-Merger LG&E Energy Board of Directors will be comprised of three directors, one of whom will be a current director or officer of LG&E Energy. These directors will hold office until their successors are duly elected or appointed and qualified. Also, those individuals serving on the Board of Directors of LG&E Energy at the time the Merger becomes effective will serve on a U.S. advisory board to provide advice to PowerGen with respect to the operations of LG&E Energy and its subsidiaries, business and regulatory developments in the United States, and such other matters as the advisory board members, PowerGen, and LG&E Energy shall mutually agree.

     E.   Industry Restructuring Initiatives Affecting U.S. Operations.


     LG&E Energy's public utility subsidiaries, through their recent case before the Kentucky Commission, have agreed to the implementation of an earnings sharing mechanism ("ESM") for electric rates, which will transition the utilities to a more competitive structure. The ESM authorizes a threshold return on equity of 11.5% with a "deadband" of 100 basis points above and below. If earnings fall within the deadband range, customers are not charged an additional rate and do not receive any rate credits. Over and under earnings outside the band would be shared between shareholders and ratepayers of the affected company on a 60/40 basis. The ESM provides LG&E and KU with incentives to improve performance while, at the same time, maintaining regulatory authority and a fair regulatory environment.

     Restructuring legislation has not been passed in Kentucky. The Kentucky legislature created a special task force on electricity restructuring in March 1998, whose mission is to assess the desirability of deregulating and restructuring electricity service. The task force submitted a report to the Governor and a legislative agency in December 1999 recommending that no action be taken during the 2000 legislative session to restructure Kentucky's electric utility industry. It is expected that the Kentucky legislature will continue to study restructuring through the next legislative session.

     The Virginia legislature enacted an electric restructuring implementation law in March 1999. The Virginia Commission and a legislative task force have begun to implement the restructured framework and to resolve issues not addressed by the law. Electric retail access under the new law is to commence January 2002; the law provides the Virginia Commission with the option to accelerate or delay implementation so long as it is in place by 2005. The law caps retail electric rates from 2001 through 2007, but does not require rate reductions. The law allows utilities to recover just and reasonable stranded costs, if any, through the capped rates or, in the case of customers who choose alternative generation suppliers, through a usage-based surcharge. There will be no explicit determination of stranded costs by the Virginia Commission. The law further provides for all incumbent utilities to join a regional transmission entity ("RTE") and to transfer operational control of their transmission assets to the RTE. The RTE may be an independent system operator (e.g., the Midwest Independent System Operator, of which LG&E and KU are members). The Virginia Commission has established a proceeding for the investigation of issues relating to the establishment of an RTE. The restructuring law does not require divestiture of generation assets, but utilities must functionally separate generation from transmission and distribution by 2002. The effect of this restructuring law on KU should be minimal, as its operations in Virginia are relatively small in nature./8/

     PowerGen has experience in both regulated and competitive markets, which experience will be helpful to the U.S. Utility Subsidiaries. PowerGen has participated in the transition to a competitive electric market in England and Wales and has more than 10 years successful experience in a competitive generation marketplace. PowerGen also has experienced the introduction of retail and wholesale competition in Australia in the State of Victoria. Following the Merger, PowerGen's expertise will help KU make the transition from a regulated to a competitive electric market in Virginia. In the event Kentucky deregulates or restructures its electric utility industry, PowerGen also will help LG&E and KU with the transition from a regulated to a competitive marketplace in Kentucky. The benefits of PowerGen's experience are discussed further in Item 3, Section A.2.b below.


--------------------------
/8/ As noted above, KU also serves five customers in Tennessee. No definitive action has been taken to date by the Tennessee legislature on deregulation or restructuring.

     F.   Request for Authorization of Proposed Financings

     In addition to authorization of the proposed acquisition of LG&E Energy by PowerGen under Section 10, Applicants seek authority to conduct until December 31, 2005 (the "Authorization Period"), the financial and related transactions described under Item 3, Section B.


ITEM 2. FEES, COMMISSIONS AND EXPENSES


                                                                    $ Millions
Accountants' fees                                                       3.48
Legal fees and expenses                                                11.04
Shareholder communication and
  proxy solicitation expenses and filing fees                           2.62
Investment bankers' fees and expenses                                  31.67
Consulting fees                                                         1.59
                                                                       -----
         Total                                                         50.40

         The total fees, commissions, and expenses expected to be incurred in connection with the Merger are estimated to be approximately $50.4 million. Fees for investment bankers, lawyers, brokers, accountants, consultants and other service providers are included within the Merger-related fees disclosed above.

         PowerGen and US Holdings have incurred or will incur estimated fees and expenses of approximately $33 million in connection with the Credit Facility described in this Application. This amount includes arrangement fees, underwriting costs and syndication fees. As explained below, PowerGen proposes that fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the security issued.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

      The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

 Sections of                         Transactions to which section or rule is
 the Act                             or may be applicable:

2(a)(7),2(a)(8)                     Request for declaration that the
                                    Intermediate Companies, LG&E Energy and KU are not holding companies or subsidiary companies, solely for purposes of Section
                                    11(b)(2).

3(a)(1) Exemption of LG&E Energy from registration as a holding company under the Act.

3(a)(2)                             Exemption of KU from registration as a
                                    holding company under the Act.

4, 5 Registration of PowerGen and the Intermediate Companies as holding companies following the consummation of the Merger.

6(a), 7                             Issuances and sales of securities.

9(a)(2), 10                         Acquisition by PowerGen of common stock of
                                    U.S. Utility Subsidiaries and OVEC.

11(b)(2) Request for declaration that the Intermediate Companies and KU are not subsidiary companies or holding companies, solely with respect to the
                                    "great-grandfather" provisions of Section
                                    11(b)(2).

12                                  Extensions of credit and guarantees;
                                    payment of dividends out of paid-in capital and unearned surplus.

13 Approval of formation of a service company, LG&E Services, to provide goods and services to associate companies.

13 Approval of the Service Contract and services provided to affiliates thereunder by LG&E Services.

13 Request for exemption of foreign providers of goods and services from the provisions of
                                    Section 13 and rules thereunder, except for transactions with the U.S. Utility Subsidiaries.

14, 15                              Reporting, books and records.

33 Operations of PowerGen and its subsidiary companies.

Rules

42, 45(a), 52                       Financing transactions, generally.

43                                  Sales to Affiliates.

46                                  Payment of Dividends.

53                                  Investments in FUCOs and EWGs.

80-91                               Affiliate transactions, generally.

93, 94                              Accounts, records and annual reports by
                                    subsidiary service company.

     To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Merger and other authorizations requested herein, such sections and rules should be considered to be set forth in this Item 3.

     A.   Legal Analysis of the Merger

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     Because PowerGen will indirectly acquire in the Merger more than five percent of the voting securities of LG&E, KU, EEI and OVEC it will become an "affiliate" as defined in Section 2(a)(11)(A) of the Act of each of these companies and must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

     -the consideration to be paid in the Merger is fair and reasonable;

     -the Merger will not create detrimental interlocking relations or concentration of control;

     -the Merger will not result in an unduly complicated capital structure for the PowerGen system;

     -the Merger is in the public interest and the interests of investors and consumers;

     -the Merger is consistent with Sections 8 and 11 of the Act;

     -the Merger will tend towards the economical and efficient development of an integrated public utility system; and

     -the Merger will comply with all applicable state laws.

          1.   Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.    Interlocking Relationships

     By its nature, any merger results in new links between heretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom., City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to improved operations. Indeed, the links to be established as a result of the Merger are intended to enhance the operations of the LG&E Energy Group. The Merger Agreement provides that the Board of Directors of PowerGen will be enlarged to add Roger Hale, current Chief Executive Officer of LG&E Energy. This is useful to integrate LG&E Energy fully into the PowerGen System and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

                    ii.   Concentration of Control

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1309 (July 21,
1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must further determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958, 43 S.E.C. 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new holding company over a previously-approved integrated public utility system and the increased scale of the combined enterprise will actually create opportunities for economies of scale and access to resources that would not be available without a combination with another energy company. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18, 1991).

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed acquisition. As noted by the Commission in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990):
"antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." PowerGen and LG&E Energy will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition.

     In addition, the competitive impact of the Merger will be fully considered by the FERC pursuant to Section 203 of the Federal Power Act. Applicants have shown in their Section 203 application that the Merger will not have an adverse effect on competition. The Commission has found, and the courts have agreed, that it may appropriately rely upon FERC with respect to such matters. See City of Holyoke v. SEC, supra at 363-364, quoting Wisconsin's Environmental Decade v. SEC, supra at 527.

     LG&E Energy and its subsidiary companies, on the one hand, and PowerGen and its related companies, on the other, do not have facilities or sell products in any common geographic markets. With the exception of interests in three Argentinean gas distribution companies - Centro, Cuyana and Gas Natural BAN, S.A. and wind turbines in Tarifa, Spain, the LG&E Energy Subsidiary Companies operate almost exclusively in the United States, selling electricity, natural gas and related energy services and providing transmission and distribution services. PowerGen and its subsidiary companies operate almost exclusively outside the United States./9/

_____________________________
/9/ PowerGen's only activity in the United States is through Power Technology, a division of PowerGen UK. Power Technology is engaged in engineering consulting operations worldwide and in 1999 received approximately $1,000,000 from

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of [control] of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or [consumers]" within the meaning of Section 10(b)(1).

                    b.    Section 10(b)(2)

                          i.    Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by PowerGen to the holders of LG&E Energy common stock in connection with the Merger is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded always have been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, and dividends paid, for LG&E Energy common stock, particularly in the period immediately prior to announcement of the Merger, provide support for the consideration of $24.85 for each share of LG&E Energy common stock.

                                         LG&E Energy
                           High             Low               Dividends
1998
First Quarter              26-7/16          23                0.2975

Second Quarter             27-3/4           24-11/16          0.2975

Third Quarter              27-7/8           22-1/2            0.2975

Fourth Quarter             29-5/16          26-1/16           0.3075

1999
First Quarter              28-3/4           20-3/4            0.3075

Second Quarter             23               20-11/16          0.3075

Third Quarter              23-11/16         20-11/16          0.3075

Fourth Quarter             23-5/16          17-3/8            0.3175

2000 First Quarter         18-1/4           15-1/4            0.3175
(through Feb. 25)

____________________________________________________________________________
rendering consulting services in the United States.

          On February 25, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price per share as reported on the NYSE-Composite Transaction of LG&E Energy common stock was $15.75. The $24.85 per share cash consideration represents a 58% premium to this pre-announcement closing price.

          In addition, the consideration is the product of extensive and vigorous arm's length negotiations between PowerGen and LG&E Energy. As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived through arm's length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See also Southern Company, Holding Co. Act Release No.24579 (Feb. 12, 1988). These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the LG&E Energy Group. See PowerGen Circular (Exhibit C-2 hereto); LG&E Energy Proxy Statement (Exhibit C-1 hereto).

          Finally, internationally-recognized investment bankers for both PowerGen and LG&E Energy have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies. LG&E Energy's financial adviser, the Blackstone Group L.P., has provided its written opinion to LG&E Energy's Board of Directors that the consideration is fair, from a financial point of view, to the holders of LG&E Energy common stock. The investment banker's analysis is described in detail in the LG&E Energy Proxy Statement (Exhibit C-1 hereto). The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Co., supra, and SV Ventures, Inc., Holding Co. Act Release No. 24579A (Feb. 26, 1988). See PowerGen Circular (Exhibit C-2).

          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, Applicants believe that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of LG&E Energy.

                          ii. Reasonableness of Fees

          A further consideration under Section 10(b)(2) is the overall level of fees, commissions and expenses incurred and to be incurred in connection with the Merger. Applicants believe that these items are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers. Applicants also believe that the fees are consistent with recent precedent and that they meet the standards of Section 10(b)(2).

          PowerGen and LG&E Energy together expect to incur a combined total of approximately $50.4 million in fees, commissions and expenses in connection with the Merger. American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million in connection with their proposed merger, while National Grid and NEES estimated their total fees at $54.2 million.

          The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of LG&E Energy and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of LG&E Energy common stock on February 25, 2000, the Merger would be valued at approximately $3.23 billion in equity value. The total estimated fees and expenses of $50.4 million represent approximately 1.6% of the equity value, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired); National Grid Order (approximately 1.69% of the value of the assets to be acquired).

                             c.  Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquiror's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system. For the reasons that follow, the capital structure of PowerGen will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system.

          Applicants are proposing a structure that will meet all of the requirements of the 1935 Act, and will be virtually identical to that approved by the Commission in the National Grid Order.

          In the Merger, common shareholders of LG&E Energy will receive cash (in the aggregate, the "Cash Consideration") in exchange for their LG&E Energy shares. PowerGen proposes to obtain the Cash Consideration through the Bank Loans./10/ The Bank Loans will be straightforward commercial loans from sophisticated commercial lenders. US Holdings will be the borrower under the Credit Facility, guaranteed by PowerGen. Such obligations will neither be guaranteed by, nor secured by any assets of, any other subsidiary of PowerGen. In no event will PowerGen issue any equity or debt securities to LG&E Energy shareholders as consideration for the Merger and the acquisition of LG&E Energy. The Merger Agreement, however, does permit holders of LG&E Energy employee stock options to convert their options into options for PowerGen ADSs instead of receiving cash. See the Merger Agreement, Section 6.11.

          Upon consummation of the Merger, LG&E Energy will become a wholly-owned, indirect subsidiary of PowerGen. PowerGen proposes to hold its interest in LG&E Energy through the Intermediate Companies. Each of the Intermediate Companies will be organized under the laws of either a member state of the European Union with which the United States has a comprehensive Double Taxation Treaty or a state of the United States. Other than US Holdings, which may issue non-voting preferred stock, all of the Intermediate Companies will be directly or indirectly wholly-owned by PowerGen and will have no public or private institutional equity holders. The Intermediate Companies will be capitalized with equity and/or debt all of which, other than any US Holdings borrowings or preferred stock, will be held by either PowerGen or an Intermediate Company. The ultimate U.S. parent of LG&E Energy will be capitalized with both equity and debt, to be held by one or more of the Intermediate Companies. Absent such additional approval as

_____________________
/10/ As noted above, a portion of the Cash Consideration may be paid from available cash, proceeds of asset sales by PowerGen UK and its subsidiaries and issuances of debt securities and other instruments by PowerGen or its subsidiaries. See supra footnote 6.

may be required, none of the Intermediate Companies will be engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of LG&E Energy and the financing transactions described herein, and none of the Intermediate Companies will be regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service.

         As a wholly-owned indirect subsidiary of PowerGen, LG&E Energy will continue to be a public utility holding company, and it will retain its current capital structure. Neither LG&E Energy nor any of the LG&E Energy Subsidiary Companies will incur any additional indebtedness or issue any securities to finance any part of the Cash Consideration. The acquisition of LG&E Energy by PowerGen and the corporate and financing mechanics summarized above are not designed or intended to alter or otherwise affect the current corporate structure and financing obligations of the LG&E Energy Group companies as members of a holding company system.

         It is contemplated that the companies in the LG&E Energy Group will each continue to pay dividends (and, in the case of the LG&E Energy Subsidiary Companies, dividends on preferred stock and interest on and principal of their debt). Dividends paid by LG&E Energy may ultimately be used by PowerGen or US Holdings to service debt.

         The following table shows the capitalization of PowerGen as of January 2, 2000, the capitalization of LG&E Energy as of December 31, 1999, and the pro forma capitalization of PowerGen after giving effect to the Merger:/11/

______________________
/11/ See footnote 29.

                  PowerGen        LG&E                 Acquisition    Combined
                  (U.S. $ mm)     Energy (U.S. $ mm)   adjustments    System

Short-term
Debt                158                  450                    -         608

Current Portion
Long-Term
Debt                  -                  412                    -         412

Long-term
Debt              4,145                1,299                3,278       8,722

Preferred
Stock                 -                  135                    -         135

Common Stock
Equity            3,833                1,251               (1,141)      3,943

Total             8,136                3,547                2,137      13,820


         This proposed capital structure is consistent with the requirements of the Act. As explained in Item 3, Section B.1,/12/ PowerGen expects that at the time of the Merger, its consolidated ratio of common equity to total capitalization will meet the "traditionally acceptable 30% level." Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990). After the Merger, PowerGen also is expected to maintain investment grade credit ratings. See infra
Item 3, Section B.1.

                         i. The presence of debt at more than one level of the PowerGen System does not "unduly complicate" the capital structure of the PowerGen System for purposes of Section 10(b)(3).

         A number of steps must be taken in a specified sequence in order to achieve the economic benefits of the transaction structure. Completion of some of the steps necessary to implement the transaction structure will occur shortly following consummation of the Merger and thus will be subject to Commission jurisdiction. Applicants request that the Commission view all of the steps necessary to implement the transaction structure in their entirety as they are, in fact, constituent elements comprising a single transaction.

         In addition, Applicants recognize that, in prior matters involving the formation of a registered holding company, the Commission has considered preliminary financing transactions (i.e., transactions occurring prior to the

________________
/12/ Id.

formation of a registered holding company) in view of their effects on the capital structure of the resulting holding company. For example, in connection with the merger of Atlantic Energy, Inc. and Delmarva Power & Light Co., the Commission considered that the resulting registered holding company would have two classes of common stock--notwithstanding that, at the time the letter or "tracking stock" was issued, the issuer was not a registered holding company. The Commission did not address the specific question of whether it had jurisdiction to pass on the securities issuance but instead noted that, under
Section 7(c)(2)(A) of the 1935 Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25, 1998). See also the National Grid Order. Accordingly, to the extent that the Commission might choose to treat any element of the implementation of the transaction structure, such as the borrowing of the Bank Loans, as a jurisdictional event, there is express statutory provision for such transactions under Section 7(c)(2)(A) of the 1935 Act.

         Nor does the presence of holding company level debt to be used for general working capital represent an undue complication of the capital structure of the PowerGen System for purposes of Section 10(b)(1). In the first instance, to the extent that the debt is associated with facilities that have been entered into before PowerGen becomes a registered holding company or as replacements for such facilities, they should be grandfathered for purposes of the Act. Second, and more importantly, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). Based on the same rationale, the Commission recently permitted a registered electric system to have long-term debt at the parent company level. Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co.

decision, the Commission similarly allowed investment grade long-term debt at the parent company level in the National Grid Order.

         Credit rating agencies have examined PowerGen's and LG&E Energy's credit ratings in light of the proposed Merger and indicated that they expect the combined system will maintain investment grade ratings. On the day the Merger was announced, both Moody's and Standard & Poor's placed PowerGen and LG&E Energy, LG&E, KU and LG&E Capital on credit watch/review for potential downgrade, which will last until the Merger is completed. Standard & Poor's has indicated that PowerGen's Corporate credit rating (essentially that of PowerGen
UK) would probably be BBB+ after the Merger, in light of the acquisition as well as certain anticipated disposals by PowerGen UK. On the same basis Moody's indicated a likely rating of A3 (the equivalent of A- for Standard & Poor's) for PowerGen UK after the Merger.

         The agencies indicated that the future rating for PowerGen is likely to be one notch below that of PowerGen UK but is expected to remain investment grade. Moody's has stated that "the operations of LG&E Energy are in many ways complementary to PowerGen's assets." Furthermore, Moody's found LG&E Energy's strengths to "lie in its traditional well-managed low-cost electricity production as well as its distribution system--which is held in high regard for its customer satisfaction oriented focus." In addition, Moody's has reviewed PowerGen's announced corporate strategy of selling certain of its non-core assets to generate cash to repay debt and cover interest payments. This strategy, according to Moody's, "will enhance the business risk and cashflow stability of the PowerGen Group . . . ." Moody's concludes that "the effect of any potential downgrade of PowerGen's ratings [i.e., from assuming debt to pay for the acquisition of LG&E Energy] should be no more than one notch." Therefore, PowerGen's securities are expected to maintain investment grade status after the Merger.

         Moody's current ratings for PowerGen UK and LG&E Energy securities are shown below.

         Company and Security                        Moody's Rating

PowerGen UK
         Senior unsecured long-term debt                      A2
PowerGen East Midlands Investments
         Senior unsecured long-term debt                      A2
PowerGen Energy plc
         Senior unsecured long-term debt                      A1
LG&E Energy Corp.
         Issuer rating                                        A3
LG&E
         Senior secured First Mortgage Bonds                  A1
         Issuer rating and senior unsecured debt              A2
         Preferred Stock                                      a2

KU
         Senior secured First Mortgage Bonds                  A1
         Issuer rating                                        A2
         Preferred Stock                                      a2

         Standard & Poor's also reviewed its ratings of the two groups and also found that the combined systems are expected to maintain investment grade ratings. Although Standard & Poor's, like Moody's, acknowledges that PowerGen's acquisition debt will be relatively high, Standard & Poor's observes that the risks from the debt "will be partially offset by the improved business profile of the enlarged group and PowerGen's expected U.K. and international divestments." Furthermore, Standard & Poor's notes that "PowerGen's acquisition of LG&E group is consistent with its previously stated strategy to diversify its income streams geographically, by acquiring a vertically integrated utility in a highly rated country." Therefore, Standard & Poor's finds that the Merger is not expected to have a substantial adverse effect on PowerGen's credit ratings, which will remain investment grade.

         Standard & Poor's current ratings of PowerGen and LG&E Energy Group securities are shown below.

         Company and Security               Standard & Poor's Rating

PowerGen plc
         Corporate credit rating                       A/A-1
PowerGen US Holdings Ltd.
         Corporate credit rating                       A/A-1
PowerGen UK plc
         Corporate credit rating                       A/A-1
         Senior unsecured debt                         A
PowerGen (East Midlands)
         Corporate credit rating                       A/--
         Senior unsecured debt                         A
PowerGen Energy plc
         Corporate credit rating                       A/A-1
         Senior unsecured debt                         A
LG&E Energy Corp.
         Corporate credit rating                       A-/--
LG&E
         Long-term corporate credit rating             A-
         Senior secured debt                           A
         Preferred Stock                               BBB

KU
         Long-term corporate credit rating             A-
         Senior secured debt                           A
         Preferred Stock                               BBB

         The financial strength of PowerGen is further confirmed by the competitive terms under which it has been able to secure financing for the proposed transaction. For these reasons and in light of the National Grid Order, Applicants believe that the presence of more than one level of debt will not unduly complicate PowerGen's capital structure.

                         ii. The Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.

         For the reasons previously set forth, and discussed below in the context of Section 10(c)(2), Applicants believe that the proposed Merger will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company systems. LG&E Energy and PowerGen are requesting an affirmation from each of the affected state regulators that it has the authority and resources to protect consumers subject to its jurisdiction and that it intends to exercise that authority. These regulatory approvals will assure that the interests of retail customers and wholesale customers are adequately protected. In addition, PowerGen commits that it will not seek recovery in higher rates to the U.S. Utility Subsidiaries' ratepayers for any losses or inadequate returns that may be associated with its non-LG&E Energy investments. Finally, the Merger is expected to have no adverse effect on the rights of holders of the outstanding preferred stock and debt securities of the LG&E Energy Subsidiary Companies./13/ Based on similar facts and the same assurances, the Commission in the National Grid Order found that the proposed merger in that case would not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system. Applicants respectfully submit that the Commission should make the same finding with respect to the Merger.

          2.   Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

               a.   Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition for which Commission approval is required under Section 9(a) if such acquisition is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

_______________
/13/ Aside from holders of options for common stock and common stockholders, LG&E Energy currently has no public security holders. LG&E and KU do have, and following the Merger will continue to have, public security holders.

                         i.   Section 8 Analysis

         Section 8 prohibits a registered holding company from acquiring interests in an electric utility company and a gas utility company serving substantially the same territory in contravention of state law. The purpose of
Section 8 is to prevent holding companies, by use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Merger will not result in any new situations of common ownership of so-called "combination" systems within any state. LG&E is presently a combination gas and electric public utility serving substantially the same territory in Kentucky. After the Merger, LG&E will continue to serve both gas and electric customers in Kentucky. No state law prohibits LG&E's combined gas and electric operations, and no state law prohibits PowerGen from indirectly acquiring LG&E. Further, the Merger will occur only after the authorizations of the Kentucky Commission and the Virginia Commission have been granted. Accordingly, the Merger will not be unlawful under Section 8, and thus that portion of Section 10(c)(1) relating to Section 8 of the Act is satisfied.

                         ii.  Section 11 Analysis - Integration

         Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act./14/ Section 11(b)(1), in pertinent part, directs the Commission:

         to require . . . that each registered holding company, and each subsidiary company, thereof, take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as

__________________
/14/ The FUCO holdings of PowerGen and LG&E Energy need not be included in this analysis as Section 33(c)(3) of the Act explicitly provides that FUCOs shall be considered to be consistent with the operation of a single integrated public utility system.

         such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

                       o Integrated Public Utility System

         Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system./15/ However, Commission authority is equally clear that
Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system.'"/16/

         In this case, the Merger will tend toward the economical and efficient development of two integrated systems: the combined electric utility system of LG&E and KU and the stand-alone gas utility system of LG&E.
_________________
/15/ See New Century Energies, Inc., Holding Co. Act Release No. 26748, citing SEC v. New England Electric System, 384 U.S. 176,178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

/16/ Gaz Metropolitan, Inc., quoting In the Matter of Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Cape Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, File No. 70-8787. Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., Holding Co. Act Release No. 35-13781, 38 S.E.C. 658, 668 (Nov. 28, 1958)).

                           o  Electric System

         As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

         (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

         (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

         (3) the system must be confined in its operations to a single area or region; and

         (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

The Merger satisfies all four of these requirements.

         First, LG&E and KU are already physically interconnected. LG&E and KU are directly connected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. See Exhibit E-1.

         Even if LG&E and KU were not actually interconnected, they would be deemed capable of interconnection by virtue of their membership in the Midwest Independent System Operator ("Midwest ISO"). In the past, the Commission has determined that membership in a "tight" power pool satisfied the interconnection standard for purposes of Sections 11(b)(1) and 2(a)(29)(A). UNITIL Corporation, Holding Co. Act Release No. 25554 (April 24, 1992). This determination of interconnection also has been interpreted to include independent system operators. Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998).

         LG&E and KU were among the original signatories to the Midwest ISO Agreement. The Midwest ISO was developed in accordance with the FERC's Order No. 888, which order encouraged the formation of independent system operators. The major reasons for establishing the Midwest ISO are: to provide access to a large regional transmission system; to solve transmission pricing problems, including pancaking of rates and loop flow issues; to maintain or improve system reliability and security; and to coordinate planning of the transmission system. On behalf of the Midwest ISO, ten transmission-owning public utilities (including LG&E and KU) submitted an application to the FERC on January 15, 1998, for approval to transfer operational control over their transmission facilities to the Midwest ISO. Concurrent with their application, the utilities submitted the Midwest ISO Tariff, the Midwest ISO Agreement and related documents for approval to establish an independent transmission system operator. FERC issued an order on September 16, 1998,/17/ authorizing the establishment of the Midwest ISO, conditioned upon the resolution of certain issues. It is anticipated that the Midwest ISO will be fully operational by mid-2001. Therefore, LG&E and KU are also interconnected through the Midwest ISO.

         Second, LG&E and KU will continue to be economically operated as a single interconnected and coordinated system. The two companies are interconnected by a transmission system which allows the transfer of power between LG&E and KU. LG&E and KU will continue operating as a single system, economically dispatched.

         Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Kentucky, Virginia, and Tennessee. In

____________
/17/ Midwest Independent Transmission System Operator, Inc., 84 FERC (P) 61,231
(1998).

considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy, Holding Co. Act Release No. 25952 (Dec. 17, 1993)); the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1998)); and New Century Energies serves customers in six states (New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

         Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Merger fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29,
1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21, 1990)(advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations . . .[t] herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10,
1941)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation.")

         The Merger satisfies all of the factors regarding "localized management" noted above. LG&E and KU will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs. The Merger Agreement does not change the existing management of LG&E or KU. After the Merger, LG&E and KU will maintain their current offices as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while LG&E Energy will maintain the LG&E Energy Group headquarters. KU will maintain its Lexington headquarters and a substantial presence throughout its service territory in order to conduct the state-wide operations of KU. Although the location of the corporate headquarters of PowerGen is distant from customers served by LG&E and KU, this distance is, as noted by the Commission in the American Electric Power case supra, a relatively unimportant factor given the present ease of transportation and communications and the retention of the LG&E and KU headquarters at their present location. In addition, the Commission in the National Grid Order approved a substantially similar management arrangement. Thus, the Merger will preserve all the benefits of localized management of LG&E and KU.

         The Merger will result in the following changes to the Boards of Directors of LG&E Energy, LG&E, and KU. The current Board of Directors of each of LG&E Energy, LG&E and KU will be replaced by a new three-member Board of Directors. The Merger Agreement provides that, for three years after the Merger, one member of the LG&E Energy Board of Directors will be an individual who immediately prior to the Merger is an officer or director of LG&E Energy. PowerGen also expects that this individual will serve on the KU and LG&E Boards of Directors. In addition to LG&E Energy's Board of Directors, an advisory board comprised of members of LG&E Energy's current Board will be established to advise PowerGen on local regulatory and management issues. Thus, the Merger Agreement will preserve the advantages of local representation.

         Finally, the Merger will not impair the effectiveness of state regulation. LG&E and KU will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Kentucky Commission, the Virginia Commission, the Tennessee Commission, and the FERC. This Merger will not be consummated unless all required regulatory approvals are obtained.

                               o   Gas Utility System

         Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

         a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The LG&E gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission.

         LG&E's gas utility system will operate as a coordinated system confined in its operation to a single area or region covering portions of Kentucky. See Exhibit E-1. As shown by the maps in Exhibit E-1, there is substantial overlap between the gas service territory of LG&E and the electric service territories of LG&E and KU. The system also will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in Item 3, Section A.2.a.ii above, localized management will be preserved. The centralized functions of LG&E's gas utility business will continue to be managed from Louisville, Kentucky, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. As also set forth in Item 3, Section A.2.a.ii, from a regulatory standpoint there will be no impairment of regulatory effectiveness. The same regulators currently overseeing the LG&E gas operations (i.e., the Kentucky Commission) will continue to have jurisdiction after the Merger.

    For all of these reasons, the post-transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

                       iii.    Section 11 Analysis - Retention of Gas Utility
                               System

     As noted above, both the electric utility operations and gas utility operations of LG&E Energy will continue to be separately integrated. For the reasons set forth below, Applicants respectfully submit that LG&E's gas utility business is retainable under the standards of Section 11 of the Act.

     Historically, the Commission had considered the question of whether a registered electric system could retain a separate gas system under a strict standard that required a quantification of the loss of substantial economies before retention would be permitted. New England Electric System, 41 S.E.C. 888
(1964). In its affirmation of that decision, the U.S. Supreme Court declared that a loss of substantial economies could be demonstrated by the inability of the separate gas system to survive on a stand-alone basis. SEC v. New England Electric System, 384 U.S. 176, 181 (1966). This rigid interpretation of the requirements of Section 11(b)(1) has been explicitly eased by the Commission in its most recent decisions under Sections 9(a) and 10 of the Act, both with respect to exempt holding companies (TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997)) and newly formed registered companies (e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
1997)and SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000)).

     In these recent decisions, the Commission acknowledged the transformation of utilities' status as franchised monopolies with captive ratepayers to competitors and the convergence of the electric and gas industries that was then underway (and which continues today). As a result, the historical standards of review have become outdated as separated electric and gas companies would be weaker competitors than they would be as combined companies in the same market. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997). Thus, newer transactions, such as PowerGen's proposed acquisition of LG&E Energy and subsequent registration of the merged systems, should be evaluated on the basis of new Commission precedent and policy in light of changing industry standards.

     Applicants believe that the Commission should approve the Merger and allow the retention of LG&E's gas system as a matter of policy and as a matter of fairness, and can approve the Merger as a matter of law. First, as noted above, the Commission has already acknowledged that the electric and gas industries are converging and that combination companies may be more effective competitors in a given market. The Commission has recognized and accepted the changing nature of the energy industry and, in particular, the fact that the combination of multiple electric and gas operations in a single company offers that company a means to compete more effectively in the emerging energy services business in which a few cents of cost per unit can make the difference between economic success and economic failure. WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, supra. Indeed, the Commission has noted that "the utility industry is evolving towards a broadly based energy-related business"/18/ marked by "the interchangeability of different forms of energy, particularly gas and electricity."/19/ In the instant situation, the lost economies that would follow from denying the retention of LG&E's gas utility system are substantial, both quantitatively and qualitatively.

         Section 10(c)(1) does not require that the Commission apply Section 11(b)(1) without consideration of the lost economies that would result from divestiture of additional systems in considering acquisitions under Section 9(a). As the Court of Appeals stated in Madison Gas and Electric Company v. SEC:







______________________
/18/ Consolidated Natural Gas Company, Holding Co. Act Release No. 26512 (April 30, 1996).

/19/  Id.

         By its terms . . ., Section 10(c)(1) does not require that new acquisitions comply to the letter with Section 11. In contrast to its strict incorporation of Section 8 . . ., with respect to Section 11
         Section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [Section 11's] provisions." The Commission has consistently read this provision to import into Section 10's regime not only the integration requirement of 11(b)(1)'s main clause but also the exceptions to the requirement in the (A)(B)(C) clauses./20/

         The economies and benefits of a combined gas and electric system would be lost if PowerGen were forced to divest LG&E's gas system. The electric operations and gas operations of LG&E currently realize efficiencies from numerous joint, or shared, services - e.g., joint billing, joint customer service, joint meter reading, shared installation and inspection of service lines and shared construction equipment. The stand alone gas company would have greater operating costs per unit sold and would, therefore, realize a lesser amount of any increased revenue



__________________
/20/  Section 11(b)(1) states that

         the Commission shall permit a registered holding company to continue to control one or more additional integrated public utility systems, if, after notice and opportunity for hearing, it finds that -

                  (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

                  (B) All of such additional systems are located in one state, or in adjoining states, or in a contiguous foreign country; and

                  (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

on its bottom line./21/ Furthermore, PowerGen anticipates that many new electric generating units will be gas fired, which will require expertise in gas transportation and purchasing./22/

         Divestiture of LG&E's gas operations would cause a significant, although difficult to quantify, amount of damages to LG&E Energy's ability to compete in the marketplace. Further, divestiture would result in higher costs for LG&E Energy's customers and regulators. As noted above, the gas and electric industries are converging nationwide, and separation of electric and gas businesses would likely cause the separated entities to be weaker competitors than they would be together. As competition has developed in the utility industry, those companies in the retail energy delivery business have found it a competitive advantage to be able to offer customers a range of options to meet their energy needs. Potential non-quantifiable costs to customers which would result from divestiture of LG&E's gas operations involve the additional expenses of doing business with two public utility companies instead of one and the costs associated with having multiple companies supply information to shareholders and publish reports required by the Exchange Act. Similarly, regulatory costs would involve additional duties for the staff of the Kentucky Commission as a result of dealing with an additional public utility company. These additional duties would largely be the result of duplicating existing functions such as separate requests for approvals of financing.

         For all of the foregoing reasons, the Commission should hold that the combination of electric and gas operations under PowerGen's newly registered holding company is lawful


____________________
/21/ The Commission has recently approved a similar lost economies analysis in a situation where a registered holding company acquired a pure gas utility company and the application examined the lost revenue enhancement opportunities that would occur if the acquiror were forced to divest any of its newly acquired gas utility operations. See Northeast Utilities, Holding Co. Act Release No. 27127 (Feb. 1, 2000).

/22/ The Commission recently approved the retention of a combined gas and electric system under Section 11(b)(1) of the Act without requiring a study of the lost economies that would have resulted from divestiture of the additional system. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000).

under the provisions of Section 8 and is not detrimental to the carrying out of the provisions of Section 11.

                              iv.  Retention of "Other Businesses"

         The final question under section 11(b)(1) is whether the "other businesses" of PowerGen and LG&E Energy are retainable under the standards of
Section 11 and the statutory amendments thereto. As previously noted, PowerGen UK (or PowerGen Group Holdings from the time of its formation), PowerGen's direct subsidiary, will claim an exemption as a FUCO under the Act. Section 33, unlike Section 32, which requires EWGs to be exclusively engaged in owning and operating exempt facilities, does not require FUCOs to be engaged exclusively in the business of owning and operating foreign utilities. Thus, PowerGen UK and its subsidiaries will be exempt from regulation and are retainable under the Act in accordance with the provisions of Section 33(a)(1) of the Act. Attached as Exhibit F-1.2 is a description of these subsidiaries and their present business activities.

         LG&E Energy's non-utility subsidiaries are retainable under the Commission's prior precedent, and under the Commission's Rule 58. The business of each of these subsidiaries and its basis for retention is set forth in Exhibit F-2.2 hereto.

                              v.   The Merger will satisfy the requirements of
                                   Section 11(b)(2), as incorporated by Section
                                   10(c)(1).

         Section 11(b)(2) further directs the Commission:

         To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

Section 11(b)(2) raises two issues: first, will the corporate structure or continued existence of any company unduly or unnecessarily complicate the structure of the PowerGen holding company system post-Merger and, second, will the Merger result in an unfair or inequitable distribution of voting power among the security holders of PowerGen. As explained more fully below and as found by the Commission in the National Grid Order, any apparent complexity in the resulting holding company system does not create any inequitable distribution of voting power and is necessary in order to achieve economic efficiencies.

         The principal economic effect of the transaction structure will be to permit PowerGen to maximize economic returns, given that the consideration for the Merger will be funded by external borrowings in the United Kingdom. The only external parties to the contemplated transactions will be the sophisticated commercial lenders that will be advancing moneys to US Holdings under fully negotiated lending agreements, none of which will involve any guarantees by, or pledges of assets from, any member of the LG&E Energy Group.

         It is common practice for U.K.-based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under laws of European Union member states. These types of transaction structures are implemented to minimize the impact of tax on the repatriation of dividends and interest to the United Kingdom and are understood by the U.K. tax authorities. These structures are not unusual. PowerGen has used this type of structure in connection with its other foreign investments. U.S. registered holding companies also employ similar structures in connection with their, albeit out-bound, cross-border transactions into the United Kingdom. See, e.g., Exhibit H from the Form U5S filed by The Southern Company for the year ended December 31, 1998, detailing the ownership structure for the system's EWGs and FUCOs. Moreover, the Commission recently approved a similar structure for National Grid.

                  o PowerGen's Corporate Structure Will Not Be "Unduly or Unnecessarily" Complicated.

         As noted above, PowerGen's proposed transaction structure is more complicated than the traditional corporate structure commonly used by U.S. registered holding companies with respect to their U.S. subsidiaries and operations in that there will be more corporate layers between PowerGen and LG&E Energy than there are, for example, between LG&E Energy and its operating subsidiaries. The Applicants believe that the structure is nonetheless appropriate and not unusual for cross-border transactions. PowerGen proposes to continue the current LG&E Energy corporate and holding company system structure. Accordingly, the Applicants seek a declaratory order requesting that the proposed transaction structure is in compliance with Section 11 of the Act, solely for purposes of complying with the "great grandfather" provisions of
Section 11(b)(2).

         Further, the Intermediate Companies will not be a means by which PowerGen seeks to diffuse control of LG&E Energy and the LG&E Energy Subsidiary Companies. Rather, the Intermediate Companies (other than US Holdings) will be created as special-purpose entities for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-border transaction. Except with respect to US Holdings in connection with the financing transactions described herein, there will be no third-party lenders or investors in any of the Intermediate Companies. Each of the Intermediate Companies will be wholly-owned, directly or indirectly, by PowerGen and the creation and existence of the Intermediate Companies will not affect the operation of the LG&E Energy Group. Indeed, the corporate structure "downstream" from LG&E Energy will remain unaffected as a result of the proposed Merger. Accordingly, this is not the type of situation that concerned the drafters of the Act, and, in the Applicants' view, the Commission should thus exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary./23/

____________________
/23/ KU's role in the corporate structure of LG&E Energy also violates technically the "great-grandfather" provision of Section 11(b)(2); consequently, Applicants also request that the Commission find that KU is not a holding company for purposes of the "great grandfather" provision for the following reasons. First, although the Commission applies a relaxed standard of Section 11 to exempt holding company systems, the present corporate structure of LG&E Energy has been reviewed and approved by the Commission when LG&E and

         It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the corporate organization of the LG&E Energy Group or in the financing transactions undertaken by LG&E Energy and its subsidiaries. Neither LG&E Energy nor any of LG&E Energy's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Cash Consideration. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

         The foregoing structure and related facts are virtually identical to the corporate structure and facts presented to the Commission in National Grid, where the Commission decided "to 'look through' the Intermediate Holding Companies (or treat the Intermediate Holding Companies as a single company) for purposes of the analysis under Section 11(b)(2) of the Act," and found that corporate structure in that case did "not unduly or unnecessarily complicate the structure" of National Grid. Applicants respectfully submit that the same result should follow in the present case.

                  o   Voting Power Will Be Fairly and Equitably
                      Distributed.

         As stated previously, PowerGen is a public limited company organized under the laws of England and Wales and domiciled in the United Kingdom. Its ordinary shares are listed and traded on the LSE and its ADSs are listed and traded on the NYSE. The substantial majority of PowerGen's 741,094 public shareholders are not U.S. residents. The government of the United Kingdom also owns what is commonly referred to as a "golden share" in PowerGen. The golden share is a governmental change-in-control regulation effected through governmental ownership of a single, "golden" share. In the case of PowerGen, Her Majesty's Government's golden share confers only the right to prevent certain actions, such as a person or group of persons from acquiring more than 15% of PowerGen's shares. This golden share does not entitle Her Majesty's Government to vote at meetings of PowerGen shareholders or exert any positive control over PowerGen or its business. Also, it does not

________________________________________________________________________________

KU merged. See Holding Co. Act Release No. 26866 (Apr. 30, 1998). Second, the Commission authorized a similar structure for NEES in the National Grid Order by allowing New England Power Company to serve as a holding company within the NEES corporate structure.

restrict shareholder voting rights or affect the economics of the financial structure of PowerGen. The golden share is similar in its effect to the laws of some states in the United States, which prohibit the acquisition of more than a specified percentage (often 5% or 10%) of a holding company's voting power without prior governmental approval. Thus, although a golden share takes on a different form than normally seen in the United States, its effect is not materially different from the effect of existing statutes in the United States.

         PowerGen has ADSs in the United States which trade as American Depositary Receipts ("ADRs") and are principally held by U.S. institutions. PowerGen's shareholders and ADR holders will approve the Merger transaction under applicable requirements of the LSE. The moneys necessary to pay the Cash Consideration will be borrowed by US Holdings from sophisticated commercial lenders and the financing has been documented in the Credit Facility./24/ None of the Intermediate Companies, other than US Holdings, will have any third-party equity or debt holders. LG&E Energy will not have any third-party equity holders other than its immediate parent, although it may have third-party short-term debt holders. LG&E and KU currently have, and will continue to have, publicly issued preferred stock and long-term debt, but the terms of these securities will not be altered or modified or otherwise affected by the Merger or the proposed transaction structure. As a result, the Merger will secure for PowerGen voting power and control over LG&E Energy and its direct and indirect subsidiaries.

         The Applicants note that, as was the case in National Grid, maintaining an efficient post-acquisition structure will require them to respond quickly to changes in matters such as tax and accounting rules, including making appropriate revisions after consummation of the Merger to the Intermediate Companies that will not have any material impact on the financial condition or operations of LG&E Energy and its subsidiaries or of US Holdings. For the reasons noted above, and especially considering the lack of any investors holding voting equity securities in the Intermediate Companies, the Applicants request authorization to make these non-material corporate structure changes without having to seek specific authority from the Commission for each change, subject to the conditions that no change (i) will result in the introduction of any

________________
/24/ As discussed above, a portion of the Cash Consideration may be available from other sources at the time of Merger.

investors holding voting equity securities in the Intermediate Companies,
(ii) will introduce a non-European Union or non-U.S. incorporated entity into the upper structure, or (iii) will have any material impact on the financial condition or operations of LG&E Energy and its subsidiaries or of PowerGen. Applicants note that the Commission granted National Grid the authority to make such immaterial changes subject to comparable conditions.

                           b.   Section 10(c)(2)

         The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act. Integration is not an issue as the Merger simply will impose a new holding company structure over an existing integrated public utility system. The analysis under Section 10(c)(2) focuses then on the associated benefits, the so-called "economies and efficiencies" as a result of the proposed transaction. Such benefits can be found in two forms: (i) the benefits to customers, employees and shareholders, arising from the transaction, and (ii) the strategic benefits which the transaction will bring to Kentucky and Virginia.

                                i.   Benefits to customers, employees and
                                     shareholders

         LG&E Energy shareholders will benefit from the consideration received for their shares on closure of the transaction. The Cash Consideration of $24.85 per share is a 58% premium over the trading price for their shares as of the last trading day before the announcement of the Merger. Shareholders will be paid in cash. The LG&E Energy Board has received an opinion from The Blackstone Group L.P., an investment banking firm with extensive experience in mergers, that the consideration for the Merger is fair to LG&E Energy shareholders from a financial point of view.

         For LG&E Energy Group employees, the Merger represents an opportunity for growth as the company becomes the U.S. base of operations for a large international entity. PowerGen has expressed intentions to expand and consolidate its operations in this country, which will bring expanded opportunities for employees. The transaction will ensure that LG&E Energy Group employees remain at the forefront of an increasingly competitive U.S. electric industry, while PowerGen's expanding foreign operations will provide opportunities for LG&E Energy Group employees abroad. For

Kentucky, the Merger ensures that utility operations in Kentucky will remain headquartered in Kentucky.

         After the Merger, LG&E Energy will have the financial, technical, and managerial capabilities that are needed to provide efficient customer service to its utility customers. Customers will be better off as a result of this transaction and are expected to benefit from improved service quality and operating efficiency resulting from reciprocal adoption of best practices. The adoption of best practices should benefit LG&E Energy's customers in two ways.

         First, customers should benefit from PowerGen's significant expertise in electric power generation, which is necessary for an efficient power supply market. Power supply is the major cost element of electricity and is crucially influenced by the efficient development of the market for the product.

         Second, customers should benefit from PowerGen's size. PowerGen's significantly larger scale, both in financial and operational terms, will enhance the ability of LG&E Energy to utilize new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

         The Merger will enable LG&E Energy to become part of a merged entity with the size, resources, scale, and the experience to succeed in the rapidly evolving energy industry. The Merger thus serves the interests of LG&E Energy Group customers, LG&E's and KU's communities, LG&E Energy Group employees and shareholders.

                                    ii.     Strategic benefits

         The purpose of the Merger is to make LG&E Energy part of a much larger enterprise, well-positioned to serve customers given accelerating changes in the energy industry across the world, while maintaining the historic connections between both LG&E and KU and the communities they serve. The Merger is critical for ensuring that both LG&E and KU remain able to continue to meet their commitments to their customers, to their communities and to Kentucky and Virginia.

         Applicants recognize that the energy industry across the world has entered a period of accelerating evolution, continuing deregulation and regulatory change to encourage increased competition. In this environment, size and scale have become critical and necessary prerequisites to success.

The Merger will result in sharing the best practices between PowerGen and LG&E Energy to provide the best possible service to customers at the lowest cost. By becoming part of a larger entity with greater resources, LG&E and KU will be better able to utilize new, economically beneficial developments in generation, transmission and distribution technology, information systems, and capital markets. The ESM that has been established by the Kentucky Commission for LG&E and KU provides customers with a share of benefits or cost reductions that may result from the sharing of best practices and economies of scope and scale.

         PowerGen's experience in the United Kingdom and elsewhere should also benefit Kentucky and Virginia consumers. PowerGen's experience is derived from operating and managing one of the United Kingdom's leading integrated electricity and gas companies, from trading gas, electricity, and oil in seven different energy markets in the United Kingdom and Europe, and from developing and operating combined heat and power plants in the United Kingdom as well as power projects in Germany, Portugal, Hungary, Indonesia, India, South Korea, and Australia, totaling more than 8,000 MW of output. In addition to its operational experience and expertise, PowerGen has gained considerable experience from the privatization of the United Kingdom's electric industry in 1990. During the past decade, the United Kingdom's electricity and gas markets have been restructured as the industry has evolved from a state-owned monopoly to private ownership and competition. While the solutions reached in industry restructuring in the United Kingdom are themselves still evolving and cannot be transplanted simplistically into the U.S. market, PowerGen's experience and expertise will be available to LG&E and KU both as they participate in the increasing competitive wholesale energy markets and as they prepare to compete and serve their customers if and when retail restructuring occurs.

         Over the past 10 years, PowerGen has developed unique skills both in the United Kingdom and overseas and gained considerable experience in competitive energy markets. In particular, PowerGen has developed expertise in strategic management, marketing, research and development, and information and technology management. Following consummation of the Merger, PowerGen will bring these skills to Kentucky and Virginia.

         As Applicants have noted, the Merger comes at a time of substantial change in the U.S. electricity industry, with reform and restructuring proceeding nationwide. The intentions of PowerGen and LG&E Energy to pursue consolidation and rationalization of transmission and distribution in the Midwest are seen as being fully consistent with the views of the FERC on the development of strong regional transmission organizations.

         The Midwest ISO, of which LG&E and KU are members, is grappling with many complex issues on transmission pricing, congestion management and market price determination as it attempts to advance the development of the electric market in the Midwest. PowerGen's experience in addressing and finding appropriate solutions to similar problems, both in the United Kingdom and in other countries, will be important in preparing LG&E and KU for the development of electricity markets in the United States and in the timely achievement of the benefits which such markets can bring.

         Although some of the anticipated economies and efficiencies of the Merger will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

                  3.  Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application, and as evidenced by the applications and the requested certification from each of the affected state regulators, Applicants intend to comply with all applicable state laws related to the proposed transaction.

         B.  Proposed Financings

                1.  Introduction and General Request

         As discussed earlier, upon consummation of the Merger, PowerGen and each of the Intermediate Companies will register as holding companies under
Section 5 of the Act. Although LG&E Energy will remain an exempt holding company under Section 3(a)(1) of the Act, LG&E Energy and its subsidiary companies will be regulated as members of the PowerGen registered holding company system. Therefore, in addition to authorization of the proposed acquisition of LG&E Energy by PowerGen under Section 10 of the Act, Applicants seek authorization to conduct a number of financial transactions during the Authorization Period.

         The proposed financing authority is intended primarily to fund PowerGen's U.S. operations. The Commission's approval of the proposed financings will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions permitting them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the National Grid Order and with existing Commission precedent, both for newly registered holding company systems (See, e.g., Conectiv, Inc., HCAR No. 26833 (Feb. 26, 1998); and for holding company systems that have been registered for a longer period of time (See, e.g., The Columbia Gas System, Inc., HCAR No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., HCAR No. 26451 (Jan.16, 1996)); New Century Energies, Inc., HCAR No. 27000 (April 7, 1999)).

         Applicants request authority to engage in the following transactions, which are all described in greater detail later in this Section:

         (i) financings by PowerGen through the issuance of ordinary shares, ADSs, and short-term debt (or the alteration of the terms of any then existing authorized securities), and guarantees of the securities and obligations of, and other forms of credit support for, the PowerGen System;

         (ii) financings by US Holdings, including issuance of preferred stock or debt (or the alteration of the terms of any then existing authorized securities), and guarantees of the securities and obligations of, and other forms of credit support for, the U.S. Subsidiary Companies;

         (iii) financings by the Intermediate Companies, through issuance of ordinary shares, common stock, preferred stock and debt to, or other borrowings from, other Intermediate Companies or PowerGen (or the alteration of the terms of any then existing authorized security);

         (iv) financings by LG&E Energy, through issuance of short-term debt (or the alteration of the terms of any then existing authorized security), and guarantees of the securities and obligations of, and other forms of credit support for, the LG&E Energy Subsidiary Companies;

         (v) financings by the LG&E Energy Subsidiary Companies, including: (a) intra-system transactions, including but not limited to, (1) authorization of borrowings and extensions of credit made under the LG&E Energy Group's existing money pool and the repayment of these borrowings and elimination of these extensions of credit during a two year transition period, (2) the formation and implementation of two new money pools -- a Utility Money Pool and a Non-Utility Money Pool, and (3) other intra-system financings among LG&E Energy and the U.S. Non-Utility Subsidiaries; and (b) the issuance of short and long-term debt, and other securities (or the alteration of the terms of any then existing authorized security);

         (vi) entering into currency and interest rate hedging instruments;

         (vii) acquisitions, redemptions and retirements by PowerGen and each of the U.S. Subsidiary Companies of their respective subsidiaries' securities;

         (viii) forming financing entities and issuances by such entities of securities otherwise authorized herein or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities;

         (ix) acquiring intermediate subsidiaries for the purpose of investing in EWGs or FUCOs, Rule 58 Subsidiaries, exempt telecommunications companies ("ETCs") or other non-exempt Non-Utility Subsidiaries;

         (x) reorganization of the Intermediate Companies and the U.S. Non-Utility Subsidiaries; and

         (xi) using the proceeds of financing transactions in an amount equal to 100% of the PowerGen System's consolidated retained earnings for additional investment in EWGs and FUCOs.

         As explained more fully herein, the specific terms and conditions of the requested authorities are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions of issuance:

         1. PowerGen will maintain its senior unsecured long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and
(H) of Rule 15c3-1 of the 1934 Act;

         2. The common stock equity /25/ of each of LG&E and KU, individually, as reflected in their most recent annual, quarterly or other periodic earnings report, will not fall below 30% of total capitalization; /26/

         3. PowerGen will maintain its common stock equity as a percentage of total capitalization, measured on a book value U.S. GAAP basis, as reflected in its most recent annual, semi-annual or other periodic earnings report, at 30%;

         4. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application will not exceed 5% of the principal or total amount of the security being issued;

         5. The aggregate amount of external debt and equity issued by PowerGen and US Holdings pursuant to the authority requested will not exceed $6.0 billion at any one time

____________________
/25/ Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings, and minority interests.

/26/ Applicants calculated the common stock equity to total capitalization ratio as follows: common stock equity/(gross debt + preferred stock + common stock equity).

outstanding, which amount will include any borrowings under the $4.0 billion Credit Facility;

         6. PowerGen will not issue or guarantee any securities for purposes of financing EWGs or FUCOs unless, at the time of each issuance or guarantee, PowerGen's additional "aggregate investment" post-Merger in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed 100 percent of the consolidated retained earnings of PowerGen; and

         7. The proceeds from the sale of securities in external financing transactions by US Holdings and the LG&E Energy Group will be used for the general corporate purposes of the U.S. Subsidiary Companies. The proceeds from the sale of capital stock and short-term debt by PowerGen will be used by the PowerGen System subject to any applicable limits on such uses.

         The Applicants represent that no proceeds of financing by PowerGen will be used to acquire a new subsidiary, other than a special purpose financing entity as described below, unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act.

         The table below shows the revenues, net income and total assets of PowerGen for the fiscal year ended January 2, 2000, and LG&E Energy for the year ended December 31, 1999, according to U.S. GAAP (except as otherwise noted). /27/

                         PowerGen           LG&E Energy
                         ($ mm)             ($ mm)

Revenues                 6,058/28/            2,707
Net Income               1,819                   62
Total Assets            10,740                5,134

_______________
/27/ The figures for revenues and net income were translated into dollars using a rate of U.S. $1.6172 equals one pound and for total assets using a rate of U.S. $1.6117 equals one pound. Consistent with U.S. GAAP, PowerGen's share of joint ventures and associate's businesses is included in net income and assets but is omitted from revenues.

/28/  PowerGen revenues calculated in accordance with U.K. GAAP.

     The table below shows the capitalization of PowerGen, LG&E Energy, and the combined group on a pro forma basis, for the last day of the 1999 fiscal year, according to U.S. GAAP./29/

                    PowerGen       LG&E                Acquisition    Combined
                    (U.S.$ mm)     Energy (U.S.$ mm)   adjustments    System
Short-term
Debt                  158            450                    -            608

Current Portion
Long-Term
Debt                    -            412                    -            412

Long-term
Debt                4,145          1,299                3,278          8,722

Preferred
Stock                   -            135                    -            135

Common Stock
Equity              3,833          1,251               (1,141)         3,943

Total               8,136          3,547                2,137         13,820

          2.   Specifics of Proposed Financing Arrangements

               a.   PowerGen and US Holdings External Financing

     PowerGen and US Holdings request authority to issue equity and debt securities aggregating not more than $6.0 billion at any one time outstanding during the Authorization Period. This overall limit will include any borrowings of US Holdings under the $4.0 billion Credit Facility (which borrowings will be guaranteed by PowerGen). The securities that PowerGen and/or US Holdings anticipate issuing could include, but are not limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities,

____________________
/29/ Pro forma capitalization does not include the planned application of current PowerGen cash balances ($1.03 billion at January 2, 2000) to reduce existing debt and borrowings that otherwise would be required to pay the Cash Consideration, reductions in debt otherwise projected to occur in the course of 2000, or expected issuances of debt securities by the LG&E Energy Group. The net effect of these developments will be to significantly reduce the total debt and total capitalization of the combined system during the course of 2000 so that, at the closing of the Merger, the common stock equity as a percentage of total capitalization will be at or above 30%.

subordinated debt, bank borrowings and securities with call or put options.

     PowerGen and US Holdings propose that the various securities to be issued would fall within the following limits, but would not in the aggregate exceed the $6.0 billion limit stated above:

Security                                                    $ billions

Ordinary Shares, including options and warrants                  4.0
Preferred stock                                                  1.0
Short-term debt financing                                        4.0
Long-term debt financing                                         6.0

     (i) Ordinary Shares Issued by PowerGen. PowerGen's common stock equity consists of ordinary shares, with a par value of 50 pence each, that are listed on the LSE. PowerGen currently has ADSs in the United States that trade as ADRs. As of April 17, 2000, there were 9,054,617 ADRs outstanding. PowerGen has established a sponsored ADR program in the United States and its ADRs are listed on the NYSE and registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, PowerGen has registered securities under Section 12 of the 1934 Act, and currently files with the Commission the periodic disclosure reports required of a foreign private issuer, including annual reports on Form 20-F. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly or through the ADR program and, for purposes of this request, the ADSs and ADRs are not considered separate securities from the underlying ordinary shares.

     Ordinary share financings by PowerGen covered by this Application may occur in any one or a combination of more than one of the following ways: (i) through a pro rata rights offering directly to existing shareholders; (ii) through underwriters or dealers pursuant to underwriting agreements of a type standard in the United Kingdom, the United States, or other places of sale; (iii) through agents; (iv) directly in private placements or other non-public offerings to a number of purchasers or a single purchaser; (v) directly to employees (or to trusts established for their benefit) and other shareholders through PowerGen's employee benefit schemes; (vi) through the issuance of bonus shares (i.e., a stock split or a stock dividend) to existing shareholders; or (vii) through the issuance of options or warrants to acquire ordinary shares. If underwriters are used in the sale of the securities, such securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by PowerGen) or directly by one or more underwriters acting alone. The securities may be sold directly by PowerGen or through agents designated by PowerGen from time to time. If dealers are utilized in the sale of any of the securities, PowerGen may sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If ordinary shares are being sold in an underwritten offering, PowerGen may grant the underwriters thereof a "green shoe" option permitting the purchase from PowerGen at the same price additional shares then being offered solely for the purpose of covering over-allotments.

     PowerGen seeks authority to use its ordinary shares (or associated ADSs or ADRs) as consideration for acquisitions that are otherwise authorized under the Act. Among other things, transactions may involve the exchange of PowerGen equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions will be individually negotiated. The ability to offer stock as consideration provides both PowerGen and the seller of the business with flexibility. The PowerGen ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $6.0 billion external financing limit, PowerGen ordinary shares used as consideration in an acquisition would be valued at market value based upon the last closing price of the ordinary shares on the LSE prior to the execution of the transaction agreement.

     In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. PowerGen currently maintains three employee benefit plans pursuant to which its employees may acquire ordinary shares of PowerGen as part of their compensation: (i) the PowerGen ShareSave Scheme, (ii) the PowerGen Executive Share Option

Scheme, and (iii) the PowerGen Restricted Share Plan. The PowerGen ShareSave Scheme is available to all eligible employees of PowerGen. It provides for the issuance of share options that are normally exercisable on completion of a three or five year "save-as-you-earn" contract. The exercise price of options granted may be at a discount of no more than 20% of the market price at the date of grant. The PowerGen Executive Share Option Scheme is available to executive directors and other senior executives and managers selected by the Remuneration Committee of the Board of Directors. Options are generally exercisable between the third and tenth anniversaries of the date of grant, and are granted at the market price of PowerGen's shares at the time of the grant or higher where options have previously been exercised at a higher rate. The PowerGen Restricted Share Plan involves two types of awards: (1) Medium Term Bonus Awards and (2) Annual Bonus Enhancement Awards. The Medium Term Bonus Awards are available to executive directors and senior managers selected by the Remuneration Committee. Shares of equivalent value to the annual bonus received by the participant are placed into trust. Subject to certain performance conditions being met, shares vest into the ownership of the participant after three and four years, and may be called for a year after that. The annual bonus Enhancement Awards are available to executive directors and managers, who may elect to forgo some or all of their cash Annual Bonus. Shares of equivalent value to the bonus forgone are placed into trust, and if held in trust for a period of three years, are enhanced by PowerGen on the basis of one extra share for every four shares so held.

     In addition, PowerGen may adopt one or more other plans which will provide for the issuance and/or sale of PowerGen ordinary shares, share options and share awards to a group which has not yet been determined but may include directors, officers and employees of the companies in the PowerGen System. PowerGen also has agreed to give holders of LG&E Energy stock options the right to convert those options into options for PowerGen ADSs./30/ PowerGen may issue its ordinary shares under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans.

     Ordinary shares for use under share plans may be newly issued shares or shares purchased in the open market. PowerGen or the Share Trustee may make open-market purchases

__________________
/30/ Merger Agreement, Section 6.11.

of ordinary shares in accordance with the terms of or in connection with the operation of the plans.

     To the extent that any issuance, sale, or reacquisition of securities pursuant to the equity based employee benefit plans are jurisdictional under the Act, Applicants request authorization thereof. Securities issued by PowerGen under all of the plans will be included within the $6.0 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the LSE on the day before the issuance of the shares. Options issued by PowerGen to the plans will be valued at zero until exercised.

     Any ordinary shares issued by US Holdings will be issued solely to PowerGen absent additional authority from the Commission.

     (ii) Preferred Stock Issued by US Holdings. US Holdings proposes to issue non-voting preferred stock from time to time during the Authorization Period. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as US Holdings may determine at the time of issuance. All issuances of preferred stock will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive market conditions.

     (iii) Short-Term Financing of PowerGen and US Holdings. Each of PowerGen and US Holdings may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     (iv) Long-Term Debt Issued by US Holdings. US Holdings proposes to issue long-term debt from time to time during the Authorization Period. Any long-term debt would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the long-term debt may be convertible into preferred shares of US Holdings or ordinary shares of PowerGen authorized to be issued hereunder. The maturity of any long-term debt will not exceed 50 years.

     The long-term debt may be issued and sold pursuant to standard underwriting agreements or under negotiated bank facilities. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the long-term debt may be issued and sold through private placements or other non-public offerings to one or more persons. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive market conditions.

     Pursuant to Section 7(c)(2)(D), the Commission permits the issuance of such non-traditional securities where denial of such issuance would impose an unreasonable financial burden on the applicant, and consumers and investors would not be harmed. The Commission recently permitted a registered electric system to have long-term debt at the holding company level in Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co. decision, the Commission allowed long-term debt at the holding company level in the National Grid Order, where the debt would be investment grade. As PowerGen has represented in Item 3, Section B.1 above, it will remain a financially strong system on a consolidated basis following consummation of the transaction and its senior, unsecured long-term debt rating will be investment grade.

     (v) Other Securities Issued by PowerGen and US Holdings. In addition to the specific securities for which authorization is sought in this Application, PowerGen and US Holdings may issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. PowerGen and US Holdings request that the Commission reserve jurisdiction over the issuance of such additional types of securities except to the extent these securities are exempt pursuant to Rules 45 or 52. PowerGen and US Holdings also undertake to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof. PowerGen and US Holdings further request that each supplemental order be issued by the Commission without further public notice.

               b.   Intermediate Company Financings

     Applicants seek Commission approval of financings by the Intermediate Companies as described below./31/

     The portion of an individual Intermediate Company's aggregate financing to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the capital stock of a given Intermediate Company authorized at the date of the Merger, in which case such limit will be increased. In addition, an Intermediate Company may choose to use other forms of capital securities. Capital stock includes common stock, ordinary shares, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any Intermediate Company's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. These changes may be made either in connection with a reorganization described in Item 3, Section B.2.i or otherwise. Applicants note that except for the financings of US Holdings described above in Section Item 3, B.2.a, each of the Intermediate Companies will be wholly-owned, directly or indirectly, by PowerGen and will not have third-party investors. The changes to capital stock proposed above affect only the manner in which internal financing is conducted by the Intermediate Companies and will not alter the terms or limits proposed in this Application.

     Each Intermediate Company and LG&E Energy also requests authorization to borrow from its parent company. Such inter-company loans would be on terms and conditions not

___________________
/31/ US Holdings and its direct subsidiary, PowerGen US Investments Limited, will enter into parallel loans in order to effect a currency hedging transaction. The Applicants believe that, although the transaction will be booked as loans, they do not constitute loans or extensions of credit within the meaning of Section 12(a) of the Act. See The Southern Company Holding Co. Act Release No. 27134 (Feb. 9, 2000).

materially less favorable than those obtainable by US Holdings from third parties.

               c.   LG&E Energy Group Financings

     Following consummation of the Merger, LG&E Energy will remain an exempt holding company under Section 3(a)(1) of the Act. In light of its exempt status, LG&E Energy previously has not been required to seek Commission approval of its financing. As LG&E Energy will be a member of a registered holding company system following the Merger, certain of its financing arrangements may be jurisdictional. As a consequence, Applicants request approval of the existing LG&E Energy Group financing arrangements that do not qualify for an exemption from the Act and also request authorization for the financing transactions set forth herein during the Authorization Period.

     For purposes of the sections below entitled "U.S. Non-Utility Subsidiaries," "Intra-System Financings" and "Guarantees", the terms "U.S. Non-Utility Subsidiary" and "U.S. Non-Utility Subsidiaries" shall also include direct or indirect subsidiaries, that are not public utility companies, that LG&E Energy may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Section 34 of the Act.

               i.   External Financings

                    (A)  LG&E Energy

     LG&E Energy requests authorization to obtain funds externally through sales of short-term debt securities. The Applicants request authorization for LG&E Energy to have outstanding at any time during the Authorization Period short-term debt in an aggregate principal amount of up to $400 million.

     LG&E Energy may engage in such short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     Other Securities. In addition to the specific securities for which authorization is sought herein, LG&E Energy may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The Applicants request that the Commission reserve jurisdiction over the issuance by LG&E Energy of additional types of securities and the amount thereof. LG&E Energy also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by LG&E Energy.

               (B)  U.S. Utility Subsidiary Financing

     LG&E and KU have financing arrangements in place, which arrangements will remain in place following the Merger. These financing arrangements are described in more detail in Appendix B, Part I hereto.

     Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by LG&E and KU because they must be approved by the relevant state public utility commission. However, certain external financings by LG&E and KU for which authorization is requested below are outside the scope of the Rule 52 exemption. The Applicants request authority for LG&E and KU to undertake the following external financings:

     Short-Term Financing. All securities of LG&E and KU, except for securities with maturities of two years or less, are approved by the Kentucky Commission. Accordingly, authority is requested for LG&E and KU to maintain outstanding any such existing debt with maturities of two years or less and to issue debt with maturities of two years or less to one or more associate or non-associate lenders, provided that the aggregate principal amount of such debt to be outstanding at any one time during the Authorization Period shall not exceed $400 million in the case of LG&E and $400 million in the case of KU.

     Each of LG&E and KU may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     Other Securities. In addition, LG&E and KU may find it necessary or desirable to issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. LG&E and KU request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amount thereof except to the extent the same are exempt pursuant to Rule 52. Each of LG&E and KU also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and the amount thereof of such U.S. Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof.

               (C)  U.S. Non-Utility Subsidiary Financings

     The U.S. Non-Utility Subsidiaries have financing arrangements in place, which arrangements will remain in place following the Merger. The financing arrangements of the U.S. Non-Utility Subsidiaries of LG&E Energy are described in more detail in Appendix B, Part II hereto. To the extent such financing arrangements are not exempt under Rule 52, Applicants request authorization for such arrangements.

     The U.S. Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing in different sectors of the energy and other industries. In order to finance investments in such competitive arenas, it will be necessary for the U.S. Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The U.S. Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of any other securities with respect to which the exemption under Rule 52(b) would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject U.S. Non-Utility Subsidiary.

               ii.  Intra-System Financings

                    (A)  Inter-Company Loans

     The activities of LG&E Energy and the U.S. Non-Utility Subsidiaries are financed, in part, through inter-company loans. The sources of funds for the operations of LG&E Energy and the U.S. Non-Utility Subsidiaries include internally generated funds and proceeds of external financings. Outside of the LG&E Money Pool borrowings (as described below), there were outstanding as of December 31, 1999, inter-company loans among LG&E Energy and the U.S. Non-Utility Subsidiaries in a net principal amount of approximately $757 million, including loans from LG&E Capital to LG&E Energy in the aggregate amount of approximately $230 million.

     The Applicants request authorization to maintain in place the existing inter-company loans./32/ In addition, the Applicants request authorization for additional inter-company loans among LG&E Energy and the U.S. Non-Utility Subsidiaries in a net principal amount at any one time outstanding during the Authorization Period not to exceed $1.0 billion. The authorization for intra-system financing requested in this paragraph excludes (a) financing that is exempt pursuant to Rules 45(b) and 52, as applicable, and (b) amounts outstanding from time to time under the LG&E Money Pool and/or the Utility Money Pool and Non-Utility Money Pool.

     Such financings would generally be in the form of cash capital contributions, open account advances, inter-company loans, and/or capital stock purchases. The terms and conditions of inter-company

_________________
/32/ If LG&E Energy is denied its request for continuing exemption under Section 3(a)(1) of the Act, these inter-company loans would violate Section 12(a) of the Act as of the moment LG&E Energy registers as a holding company. In such event, LG&E Energy requests that these borrowings and extensions of credit not be deemed illegal under the Act, pending their repayment over a reasonable period of time. Because of the amount of the borrowings, LG&E Energy requests that it be granted two years from the date of the order authorizing the proposals in this Application to repay these borrowings and eliminate the extensions of credit.

loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders.

                    (B)  Money Pools

     LG&E Money Pool. LG&E Energy, LG&E and KU currently participate in a money pool (the "LG&E Money Pool"). Through the LG&E Money Pool, LG&E and KU make unsecured short-term borrowings from the money pool and contribute surplus funds to the money pool. LG&E Energy contributes surplus funds to the LG&E Money Pool, but does not borrow from the LG&E Money Pool. At March 31, 2000, LG&E Energy and LG&E were contributors to the LG&E Money Pool and KU had borrowings from the LG&E Money Pool of approximately $17.2 million.

     The cost of money for all borrowings from the LG&E Money Pool and the investment rate for all moneys deposited in the LG&E Money Pool are set at the Money Pool Rate. The "Money Pool Rate" is determined monthly and is equal to the greater of (i) the weighted average rate of return on short-term investments of the participating companies outstanding on the last day of the prior month or, if no short-term investments are outstanding, the previous month's rate of return earned by the Financial Square Fund managed by Goldman, Sachs & Co., or
(ii) the weighted average rate of any commercial paper issued by participating companies outstanding on the last day of the prior month or, if no commercial paper is outstanding, the commercial paper rates of similarly rated companies for the prior week as published in the Federal Reserve Statistical Release H.15.

     LG&E Energy requests that the Commission authorize the continuation of the LG&E Money Pool for an interim period of not to exceed two years (the "Transition Period") to permit LG&E Energy to make a transition from the LG&E Money Pool to the Utility Money Pool and the Non-Utility Money Pool as discussed below.

     Authorization and Operation of the Money Pools. LG&E Energy, LG&E, KU and the U.S. Non-Utility Subsidiaries propose to replace the LG&E Money Pool with the Utility Money Pool and Non-Utility Money Pool and request authority to do so. Further, LG&E and KU, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

     LG&E Energy requests authorization to contribute surplus funds and to lend and extend credit to (a) LG&E and KU through the Utility Money Pool and (b) the U.S. Non-Utility Subsidiaries through the Non-Utility Money Pool. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, LG&E Energy.

     The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

     For purposes of this section, the term "U.S. Non-Utility Subsidiary" shall only include the companies that are associates of the LG&E Energy Group as of the date of the filing of this Application. The Commission is asked to reserve jurisdiction over the participation in the relevant money pool of future companies formed by LG&E Energy until a specific post-effective amendment is filed, naming the subsidiary to be added as a participant in the relevant money pool.

     Utility Money Pool. Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to each of LG&E and KU from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants, (2) surplus funds in the treasury of LG&E Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by the Utility Money Pool participants for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as LG&E Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall borrow funds from the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit

N-1.1 for a copy of the Form of Utility Money Pool Agreement.

     Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of LG&E Energy and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the Utility Money Pool participants for all loans of such Internal Funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the preceding business day.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one

Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool.

     Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

     Non-Utility Money Pool. The Non-Utility Money Pool will be operated substantially on the same terms and conditions as the Utility Money Pool. See Exhibit N-1.2 for a copy of the form of Non-Utility Money Pool Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by LG&E Energy, authorization for which is hereby requested.

     Operation of the Money Pools and Administrative Matters. Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by LG&E Services under the authority of the appropriate officers of the participating companies. LG&E Services will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by LG&E Services as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds invested from both money pools.

     Use of Proceeds. Proceeds from the money pools may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs, (ii) for its working capital needs, (iii) for the repayment, redemption or refinancing of its debt and preferred stock, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, and (v) to otherwise finance its own business and for other lawful general corporate purposes. LG&E requests authority to borrow up to $200 million at any one time outstanding from the Utility Money Pool and KU requests authority to borrow up to $200 million at any one time outstanding from the Utility Money Pool, which amounts are in addition to LG&E's and KU's request to issue short-term debt as set forth herein.

                    (C)  Other Financings

     LG&E Energy and the LG&E Energy Subsidiary Companies may issue and LG&E Energy or other LG&E Energy Subsidiary Companies may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. LG&E Energy and the LG&E Energy Subsidiary Companies request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject company.

               d.   Guarantees

                    i.   Guarantees by PowerGen

     PowerGen and US Holdings request authorization to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of the U.S. Subsidiary Companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses./33/ Guarantees entered into pursuant to this authorization by PowerGen and US Holdings will be subject to a $2.5 billion limit, based upon the amount at risk outstanding at any one time, which amount is in addition to guarantees by PowerGen of securities issued by US Holdings pursuant to the $6.0 billion financing authorization in Item 3, Section B.2.a above.

                    ii.  Existing Guarantees of the LG&E Energy Group

     The LG&E Energy Group has in place certain guarantees and other credit support arrangements, which arrangements will remain in place following the Merger. These guarantees and other credit support arrangements are described in more detail in Appendix B. The Applicants request authorization to retain outstanding the guarantees and other credit support arrangements identified in
Part III of Appendix B hereto.

_________________
/33/ PowerGen also requests the authority to enter into guarantees and other guarantee-type commitments for its FUCO financings, as discussed under Item 3, Section B.2.j below.

                    iii. Additional Guarantees of the LG&E Energy Group during the Authorization Period

     LG&E Energy requests authorization for LG&E Energy to enter into guarantees, extend credit, obtain letters of credit and otherwise to provide credit support for the obligations from time to time of the LG&E Energy Subsidiary Companies during the Authorization Period in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, exclusive of any such guarantees or credit support arrangements existing on the date of the Merger and identified in Appendix B hereto. Any securities issued by the LG&E Energy Subsidiary Companies which LG&E Energy guarantees or for which LG&E Energy otherwise provides credit support arrangements, will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act.

     In addition, the Applicants request authorization for the U.S. Non-Utility Subsidiary Companies to enter into guarantees, extend credit, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "LG&E Guarantees") with respect to the obligations of any of the U.S. Non-Utility Subsidiary Companies as may be appropriate to enable such U.S. Non-Utility Subsidiary Companies to carry on its business, in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, exclusive of (a) any such guarantees existing on the date of the Merger and identified in Appendix B hereto and (b) any such guarantees that may be exempt pursuant to Rule 45(b).

     Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period shall continue until expiration or termination in accordance with their terms. The amount of LG&E Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein.

               e.   Interest Rate and Currency Risk Management.

     The Applicants request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to interest rate and currency swaps, caps, floors, collars and forward agreements or any other similar agreements ("Instruments") and to maintain in place any existing Instruments. The Applicants would employ Instruments as a means of prudently managing the interest rate and currency risks associated with any of its outstanding debt issued pursuant to this Application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) hedging currency exposures of foreign currency denominated debt. In addition, the Applicants may utilize Instruments to manage interest rate and currency risks in future periods for planned issuances of debt securities. In no case will the notional amount of any Instruments exceed that of the underlying debt instrument. Thus, the Applicants will not engage in "speculative" transactions. Applicants agree to only enter into Instruments with counterparties which have, or whose obligations are guaranteed by a party with, senior debt ratings, as published by Standard & Poor's, that are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

               f.   Acquisition, Redemption, or Retirement of Securities

     Each of PowerGen and the U.S. Subsidiary Companies proposes from time to time during the Authorization Period to acquire, redeem, or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future (i.e., from the date of this Application until the end of the Authorization Period). However, not all of the possible transactions are known at this time. Therefore, to the extent any proposed acquisition, redemption, or retirement of securities is not exempt from Commission approval pursuant to Rule 42, PowerGen and its direct and indirect subsidiaries request the authority to engage in these transactions from time-to-time throughout the Authorization Period without obtaining further Commission approval.

               g.   Financing Entities

     Authority is sought for US Holdings and the LG&E Energy Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of trust preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for authorization for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of US Holdings and the LG&E Energy Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of PowerGen or the U.S. Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity, and (iii) the guarantee by US Holdings or LG&E Energy Subsidiary Companies of such financing entity's obligations in connection therewith.

     US Holdings and the LG&E Energy Subsidiary Companies also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost. US Holdings and the LG&E Energy Subsidiary Companies seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by such financing entities to third parties pursuant to these authorizations will count against the external financing limit authorized herein for US Holdings or the LG&E Subsidiary Companies, as applicable. However, the underlying intra-system mirror debt and guarantee will not count against any applicable inter-company financing limit or the separate US Holdings or the LG&E Energy Subsidiary Companies guarantee limits. The authorizations sought herein with respect to financing entities is substantially the same as that given to The Southern Company in Holding Co. Act Release No. 27134 (Feb. 9, 2000), New Century Energies, Inc. in Holding Co. Act Release No. 26750 (Aug. 1, 1997) and in Holding Co. Act Release No. 27000 (April 7, 1999) and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26, 1998).

               h.   LG&E Energy Intermediate Subsidiaries

     LG&E Energy and its U.S. Non-Utility Subsidiaries seek a general grant of authority to acquire the securities of one or more subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interests in one or more EWGs or FUCOs, Rule 58 Subsidiaries, or other non-exempt U.S. Non-Utility Subsidiaries ("LG&E Energy Intermediate Subsidiaries"), provided that LG&E Energy Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. There are several legal and business reasons for the use of special-purpose subsidiaries such as the LG&E Energy Intermediate Subsidiaries in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, and other non-exempt U.S. Non-Utility Subsidiaries. The formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. An LG&E Energy Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary or other non-exempt Non-Utility Subsidiary;
(2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by LG&E Energy, either directly or indirectly, and by non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit PowerGen's exposure to U.S. and foreign taxes; (7) to further insulate LG&E Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in LG&E Energy Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any LG&E Energy Intermediate Subsidiaries. Funds for any direct or indirect investment by LG&E Energy in any LG&E Energy Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by LG&E Energy or the U.S. Non-Utility Subsidiaries from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Non-Utility Subsidiary pursuant to Rule 52.

               i.   Reorganization Authority

     The Intermediate Companies seek a general grant of authority to restructure the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes after the Merger, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (i) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a Double Taxation Treaty, or a state of the United States, (ii) any Intermediate Companies ceasing to be wholly-owned, directly or indirectly, by PowerGen or, other than in respect of the debt and preferred stock of US Holdings, having third party investors, (iii) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of LG&E Energy and the financing transactions described herein, or (iv) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate Companies or subsidiaries thereof, or the consolidation of Intermediate Companies and/or the re-incorporation of an Intermediate Company in a different jurisdiction. PowerGen also seeks a general grant of authority to establish a new subsidiary to serve as a capital corporation that may borrow funds from and loan funds to Intermediate Companies to facilitate the efficient repatriation of funds from the non-U.K. organized Intermediate Companies or their subsidiaries to the U.K. organized Intermediate Companies.

     LG&E Energy also seeks a general grant of authority to restructure its non-utility interests from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the U.S. Non-Utility Subsidiaries into new lines of business that have not previously been authorized by the Commission or that are not permissible on an exempt basis under the Act or Commission rule. Such restructurings may involve the creation of new, or the elimination of existing, LG&E Energy Intermediate

Subsidiaries, the consolidation of U.S. Non-Utility Subsidiaries, the spin-off of a portion of an existing business of a U.S. Non-Utility Subsidiary to another U.S. Non-Utility Subsidiary, the re-incorporation of an existing U.S. Non-Utility Subsidiary in a different state, the transfer of authority from one U.S. Non-Utility Subsidiary to another, the transfer or sale of one U.S. Non-Utility Subsidiary, or its assets, to LG&E Energy or another U.S. Non-Utility Subsidiary, or other similar type arrangements. The requested authorization would provide LG&E Energy with the flexibility to permit any necessary or appropriate restructuring in connection with the Merger or post-Merger to reflect actual operating experience. Applicants also believe that such authority will relieve burden on the Commission, since without such authority Applicants may have to obtain Commission authorization for routine reorganizations. The requested authorization is consistent with the authorization granted to other applicants in recent Commission orders. See Columbia Energy Group, Holding Company Act Release No. 27099 (November 5, 1999).

               j.   EWG/FUCO-Related Financings

     PowerGen has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under PowerGen UK (or PowerGen Group Holdings, if applicable), and U.S. utility activities under LG&E Energy, reflects PowerGen's intent to develop these two business areas in a financially independent manner. As a general matter, PowerGen intends to fund its FUCO activities at the PowerGen UK level (or at the PowerGen Group Holdings level, if applicable), although under certain circumstances it may be necessary from time to time for PowerGen to provide some investment capital or credit support for FUCO acquisitions or operations./34/ To that end, PowerGen is seeking authority to finance additional EWG and FUCO investments and operations in an aggregate amount of up to 100% of its consolidated retained earnings at any one time outstanding during the Authorization Period./35/ As of January 2, 2000,

____________________
/34/ For example, it may be desirable for reasons of economic efficiency to hold certain FUCO interests outside PowerGen UK (or PowerGen Group Holdings, if applicable) and its subsidiary companies.

/35/ As noted above, all of PowerGen's current operating company subsidiaries are held through a FUCO. The PowerGen System, excluding the LG&E Energy Group, will not own any EWGs at the closing of the Merger.

100% of PowerGen's consolidated retained earnings on an U.S. GAAP basis was $1.649 billion. Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.

     As explained more fully below, the proposed financings will not have an adverse effect on the financial integrity of the PowerGen System, nor will they have an adverse impact on any U.S. Utility Subsidiary, any customers of any U.S. Utility Subsidiary, or the ability of the affected state commissions to protect the U.S. Utility Subsidiaries and their customers.

     PowerGen differs from most (The National Grid and Scottish Power are exceptions) of the registered holding companies with FUCO investments because it developed first as a FUCO involved primarily in the generation, distribution and supply of electricity in England and Wales, and only secondarily has become involved, through the Merger, in the U.S. energy industry. PowerGen, therefore, joins the family of registered holding companies with significant foreign investments and operating experience in foreign markets. At the end of fiscal year 1999 (as adjusted for investments subsequently sold), the combined LG&E Group and PowerGen "aggregate investment" in EWGs and FUCOs was approximately $1.270 billion./36/ This investment represents 77% of PowerGen consolidated retained earnings at the end of fiscal year 1999, calculated in accordance with U.S. GAAP.

     PowerGen's background makes it difficult for the company to comply fully with certain of the technical requirements of Rule 53. In particular, because PowerGen has preexisting foreign utility operations, it cannot commit to maintain the books and records of its FUCOs in conformity with U.S. GAAP. Nonetheless, PowerGen satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, the proposed investment will not have a substantial adverse impact on the financial integrity of

________________
/36/ PowerGen's "aggregate investment" in FUCOs is based on PowerGen's equity investment in PowerGen UK and the amount of indebtedness of PowerGen UK and its subsidiaries that is recourse to PowerGen. LG&E Energy's "aggregate investment" in EWGs and FUCOs is based on LG&E Energy's equity investment in EWGs and FUCOs and the amount of indebtedness of such EWGs and FUCOs that is recourse to LG&E Energy. Further, this calculation was made in accordance with the formula provided in the National Grid Order, footnote 45.

the PowerGen System, or an adverse impact on any of the U.S. Utility Subsidiaries, or their customers, or on the ability of state commissions to protect such subsidiary or customers. PowerGen makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the PowerGen System. See PowerGen's financial statements as included in its Annual Report (Exhibit I-1 attached hereto).

     The final aspect of the Commission's inquiry into the proposed FUCO financing should focus on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, PowerGen's successful operation of a national generation, distribution, and supply business and its international power projects should indicate that PowerGen has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations.

     PowerGen utilizes a stringent review process - known as its investment decision procedure - in order to assess the risks associated with new (including
FUCO) investments, to provide a framework for managing investment decisions and to establish minimum requirements for the investment process, so that decisions are made in a consistent, informed and controlled environment.

     By way of background, each year the PowerGen Board of Directors approves a one-year detailed budget and a five-year business plan. Within the framework of the annual budget and the five year business plan, investments in new projects proceed according to the following steps. First, generally, and unless a proposed investment is specifically contemplated by the five-year business plan, a "concept paper" is developed, which sets forth the general parameters of the proposal. The concept paper stage is intended to expose potential risks before significant resources have been applied to a project. Second, management develops a proposal which requests authority to fund a project through its development stage. Following development of the project, a proposal is created that describes the specific investment opportunity. At this stage, the proposal will request an amount of funds for the project, estimate the effect of the project on the financial results of the PowerGen System, and evaluate the proposal against a variety of other financial benchmarks (e.g., net present value of the project, internal rate of return, etc.). The proposal requires approval by the Board or senior management according to Board approved delegations of authority.

     The Commission has found the standards of the Act satisfied in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Holding Co. Act Release No. 26982 (Feb. 26, 1999). In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system.

     In addition, in the National Grid Order, the Commission concluded that National Grid, an applicant with a significant existing FUCO investment, made the requisite showing under Rule 53(a), and authorized additional EWG and FUCO investments in an aggregate amount of up to 50% of its consolidated retained earnings, thus allowing aggregate investments of approximately 252%.

     Applicants assert that the comparison of the financial measures and indicators discussed above, and PowerGen's stringent project review procedures, demonstrate that the financial integrity of the PowerGen System is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

     It is noteworthy that none of the conditions described in Rule 53(b) is applicable. First, there has been no bankruptcy of any PowerGen associate company in which a plan of reorganization has not been confirmed. Second, the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods./37/ Third, in the past fiscal year, PowerGen has not reported, on a consolidated basis, operating losses attributable to its direct or indirect investments in FUCOs.

     The soundness of PowerGen's financial structure and the lack of risk to U.S. utility consumers is further demonstrated by PowerGen's commitment, as set forth above, to maintain:

     o The common stock equity ratios of each of LG&E and KU, on an individual basis, at a minimum of 30%;

     o Its senior unsecured long-term debt rating at an investment grade level; and

     o Its common stock equity as a percentage of total capitalization, measured on a book value U.S. GAAP basis, at 30% or above.

     Under Rule 53(c)(2) PowerGen must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the U.S. Utility Subsidiaries, their respective customers, or on the ability of the state commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers. The conclusion that no such "adverse impact" will occur is supported by the following:

     (a) All of the investments by the PowerGen System in EWGs and FUCOs will be segregated from the U.S. Utility Subsidiaries. None of the U.S. Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which PowerGen owns any interest. PowerGen further commits not to seek recovery in retail rates of the U.S. Utility Subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the U.S. Utility Subsidiaries to fund operations and growth. The U.S. Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. These facilities will continue after the Merger. The expectation

__________________
/37/ Although Rule 53 specifies quarterly periods, PowerGen does not prepare accounts with this frequency.

of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

     (c) PowerGen will comply with the requirements of Rule 53(a)(3) regarding limiting the use of the U.S. Utility Subsidiaries' employees to provide services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the FUCOs currently held by PowerGen will be largely performed by PowerGen UK (or PowerGen Group Holdings, if applicable) and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by PowerGen or PowerGen UK (or PowerGen Group Holdings, if applicable). On a going-forward basis, PowerGen also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the U.S. Utility Subsidiaries.

     (d) PowerGen believes that the state commissions are able to protect utility customers within their respective states. In connection with the Merger, PowerGen will request that each of the affected state commissions provide the Commission with letters certifying that the state commission has jurisdiction over the respective LG&E Energy system public utility companies and that the state commission will exercise this authority to protect ratepayers.

     (e) In addition, PowerGen will continue to provide the financial information required by Form 20-F to permit the Commission to monitor the effect of PowerGen's EWG and FUCO investments on PowerGen's financial condition.

     C.   Reporting

     Applicants will file Form U5S annually with the Commission within 120 days of the close of PowerGen's fiscal year. In addition, PowerGen will continue to file a Form 20-F annually with the Commission, a semiannual report containing earnings information, and reports on Form 6-K containing material announcements as made.

     It is proposed that, with respect to PowerGen which, as noted above, has registered under the 1934 Act, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and PowerGen. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding.

     Applicants further propose to provide Rule 24 certificates semi-annually, which is consistent with the financial reporting requirements in the United Kingdom. Under U.K. rules, PowerGen must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with PowerGen's ADR listing on the NYSE. Due to PowerGen's extensive foreign holdings, it would entail significant additional work and expense for PowerGen to prepare consolidated financial statements on a quarterly basis. PowerGen will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

          1.   Requests for Exemption

     Applicants request an exemption from Rule 26(a)(1) under the 34 Act, regarding the maintenance of financial statements in conformity with Regulation S-X, for any existing subsidiary of PowerGen UK (or PowerGen Group Holdings as of its formation) organized outside the United States. Any FUCO acquired directly or indirectly by PowerGen subsequent to the issuance of an order in this Application will become part of PowerGen's consolidated financial statements, and PowerGen will reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F. The same relief was sought by National Grid and was granted by the Commission in the National Grid Order.

          2.   Form U5S

     Applicants propose that their Form U5S filings will include PowerGen's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the LG&E Energy Group, on a consolidated basis, and (2) financial statements in the format required by Form 20-F for US Holdings, on a consolidated basis. Amounts included in Form U5S filings will be stated in U.S. dollars.

     PowerGen will also provide the following supplemental information in its annual Form U5S filing:

     (a) The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by PowerGen US Partnership (one of the Intermediate Companies): (i) as a result of any acquisition-related debt, and
(ii) as a result of any other income source or expense;

     (b) A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of PowerGen US Partnership's interest costs and any assumptions used in the calculation;

     (c) A description of how any acquisition-related funding is effected through all Intermediate Companies;

     (d) A description of the amount and character of any payments made by each Intermediate Company to any other PowerGen System company during the reporting period; and

     (e) A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

          3.   Rule 24 Certificates of Notification

     The Rule 24 certificates will be provided to the Commission within 90 days after the end of PowerGen's fiscal year and within 60 days of the end of its first semiannual reporting period and will contain the following information:

     (a) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by PowerGen during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     (b) The amount of guarantees issued during the reporting period by PowerGen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

     (c) PowerGen's aggregate investment, as defined under Rule 53, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the reporting period in dollars and as a percentage of PowerGen's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     (d) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by PowerGen since the date of the order in this Application, including any LG&E Energy acquisition debt;

     (e) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     (f) The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by such companies from the system money pool during the reporting period;

     (g) The amount and terms of any nonexempt financings consummated during the period by LG&E or KU during the reporting period;

     (h) The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the reporting period;

     (i) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of PowerGen, LG&E Energy and each first-tier subsidiary of LG&E Energy;

     (j) Paper copies of PowerGen's filings of Form 20-F and semiannual reports to shareholders; and

     (k) As applicable, all amounts shall be expressed in U.K. Pounds and converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing dollar amounts.

     D.   Payment of Dividends Out of Capital and Unearned Surplus

     Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

          1.   PowerGen and U.S. Subsidiary Companies

     Applicants will use the purchase method of accounting for the Merger. Under this method of accounting, the premium to be paid to acquire LG&E Energy will result in the accrual by the PowerGen System of a substantial amount of goodwill that will have to be amortized, reducing future consolidated net income. Such amortization, however, will have no effect on the cash flow of PowerGen and its subsidiaries.

     Further, Staff Accounting Bulletin No. 54 generally requires that the premium paid in an acquisition utilizing the purchase method of accounting be "pushed down" to the books of the acquired company, which in this case would be the LG&E Energy Group. The effect of such a "pushdown" is to eliminate the retained earnings of the acquired company and to increase its additional paid-in capital. However, the Applicants have been advised that, under applicable exceptions to the general rule, the premium paid in the acquisition will not be "pushed down" to the LG&E Energy Group. However, changes in circumstances or changes in accounting principles or the application thereof may result in such a pushdown or a similar non-cash charge to retained earnings. Again, such charge would have no effect on the cash flow of PowerGen and its subsidiaries.

     In light of the above, PowerGen and the U.S. Subsidiary Companies request authority to pay dividends out of additional paid-in-capital up to the amount of LG&E Energy's consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter. In no case would such dividends be paid by LG&E Energy out of paid-in capital if the common stock equity of LG&E Energy as a percentage of total capitalization was below 30% on a consolidated basis. This restriction is intended to protect both investors and consumers. The relief requested will ensure the ability of US Holdings to service the acquisition debt incurred in connection with the Merger without impairing the financial condition of the LG&E Energy Group. It is similar to that granted by the Commission in the National Grid Order.

          2.   U.S. Non-Utility Subsidiaries

     LG&E Energy requests authorization, on behalf of the direct and indirect U.S. Non-Utility Subsidiaries, that such U.S. Non-Utility Subsidiary companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus capital (including revaluation reserve), to the extent permitted under applicable corporate law.

     LG&E Energy anticipates that there will be situations in which one or more of its direct or indirect U.S. Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an LG&E Energy Intermediate Subsidiary purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to such LG&E Energy Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the LG&E Energy Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to its parent for possible distribution to LG&E Energy.

     Similarly, using the same example, if an LG&E Energy Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the LG&E Energy Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a first-tier U.S. Non-Utility Subsidiary or a direct or indirect subsidiary thereof exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a U.S. Non-Utility Subsidiary or other downstream subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     LG&E Energy, on behalf of each of its current and future direct and indirect U.S. Non-Utility Subsidiaries, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. LG&E Energy also states that its U.S. Non-Utility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     E.   Approval of New Tax Allocation Agreement

     Applicants ask the Commission to approve an agreement for the allocation of consolidated tax among PowerGen US Partnership, PowerGen US Investments Corp. and the LG&E Energy Group post-Merger (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement will provide for the retention by the PowerGen entities within the consolidated group of certain payments for tax losses, rather than the allocation of such losses to subsidiary companies without payment as would otherwise be required by Rule 45(c)(5). The proposed Tax Allocation Agreement is in the process of being finalized and will be submitted shortly. The delay is attributable to the need to ensure that the terms of the Tax Allocation Agreement will enable PowerGen to obtain foreign tax credit relief within the United Kingdom for taxes paid within the U.S. consolidated group. Proposed new legislation has recently been published in the United Kingdom that fundamentally changes the method of calculating U.K. relief for foreign taxes paid. This legislation has been the subject of substantial criticism, and may therefore be subject to deferral or further amendment prior to enactment. PowerGen needs to fully understand the consequences of this amended legislation to ensure that the terms of the tax allocation do not, as a result of the changing U.K. legislation, impair PowerGen's legitimate aim of obtaining foreign tax credit relief in the United Kingdom for U.S. taxes paid.

     F.   Section 13 - Intra-System Provision of Services

     Applicants propose to form a service company subsidiary of LG&E Energy, LG&E Services, to provide goods and services to members of the LG&E Energy Group primarily and, to a lesser extent, members of the PowerGen System. LG&E Services will be a direct and wholly-owned subsidiary of LG&E Energy on the same level of the corporate flow chart as LG&E and KU. It is anticipated that LG&E Services will be staffed primarily by the transfer of personnel from LG&E Energy, LG&E and KU, and their subsidiaries. Applicants request that LG&E Services be authorized pursuant to Section 13(b) and Rule 88 to provide goods and services to affiliates. Applicants also propose that members of the PowerGen System may provide goods and services to members of the LG&E Energy Group. In particular, it is anticipated that most of the Trans-Atlantic goods and services will be provided by PowerGen UK (or by PowerGen Group Holdings, if applicable). Applicants, however, do not seek authorization for PowerGen UK (or by PowerGen Group Holdings, if applicable) to be qualified as a service provider under
Section 13(b) and Rule 88, subject to the terms and conditions outlined below, including the commitment that all goods and services and billings flow through LG&E Services. This corporate structure for the provision of goods and services is consistent with the arrangement authorized in the National Grid Order.

          1.   Interaction with FERC Policy

     Unless exempt, all services provided by PowerGen System companies to other companies within the system will be in accordance with the requirements of Section 13 of the Act and the rules promulgated thereunder. PowerGen is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving LG&E and KU, companies that are public utilities under the Federal Power Act. In connection with the application to the FERC to approve the Merger, the Applicants represented that, with respect to any transaction between any member company of the LG&E Energy system and PowerGen and any of its subsidiary or affiliated companies, the LG&E Energy Companies will abide by FERC policy regarding intra-affiliate transactions. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

     Applicants recognize that affiliate transactions among the member companies of PowerGen will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, PowerGen believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to PowerGen.

     On this basis, Applicants believe that PowerGen will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90, and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order./38/

________________
38/ Under circumstances of divergent cost and market prices such that the FERC and SEC pricing standards could not be reconciled if the transaction was performed, PowerGen will comply by refraining from performing the affected service, sales or construction contract.

          2.   Scope of Service

     After consummation of the Merger, LG&E Services will provide a variety of administrative, management and support services to LG&E and KU pursuant to the Utility Service Contract, and to the U.S. Non-Utility Subsidiaries pursuant to the Non-Utility Service Contract. Although the full scope of services is not known at this time, the services may include:

     1. Information Systems Services - Provides electronic data processing services.

     2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for customers.

     3. Marketing and Sales - Establishes strategies, provides oversight for marketing, sales and branding of utility and related services, conducts marketing and sales programs, and economic development.

     4. Employee Services - Includes Human Resources, which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation, and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services.

     5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of LG&E Energy's businesses and directs compliance training.

     6.   Purchasing - Provides procurement services.

     7. Financial Services - Provides treasury, accounting, tax, financial planning, regulatory and auditing services.

     8. Risk Management - Provides insurance, claims, security and safety services.

     9. Public Affairs - Maintains relationship with government policy makers, conducts lobbying activities and provides community relations functions.

     10. Legal Services - Provides various legal services and general legal oversight; handles claims.

     11. Investor Relations - Maintains relationship with the financial community and provides shareholder services.

     12. Telecommunications - Provides telecommunications services, primarily the use of telephone equipment.

     13. Gas Supply and Capacity Management - Provides gas supply and capacity management services.

     14. Transmission, Substation Construction, Maintenance & Operations - Provides management services for transmission and substation construction, maintenance and operations areas.

     15. Meter Reading, Repair and Maintenance - Provides services related to meter reading and the repair and maintenance of meters.

     16. Design Engineering - Designs and monitors construction of electric transmission and distribution lines and substations.

     17. Substation Engineering and Support - Provides management support services to the Substation Engineering and Support organizations of the operating companies.

     18. Resource Acquisition and Analysis - Procures coal, natural gas and oil for the generation facilities of client entities. Also ensures compliance with price and quality provisions of fuel contracts and arranges for transportation of fuel to the desired location, and completes analyses as required on all fuel used for generation.

     19. Purchased Power and Electric Trading - Purchases power and provides electric trading services to the operating companies electric generation systems and all other trading functions.

     20.  Strategic Planning - Develops corporate strategies and business plans.

     21.  Executive - Provides executive and general administrative services.

     22. Environmental Affairs - Performs analyses and advocacy of regulatory and legislative issues in the areas of environment. Communicates final regulatory requirements to operating groups. Provides assistance, support and compliance review in meeting those requirements. Oversees hazardous substance site investigations and remediation activities.

     23. Energy Supply - Coordinates the use of the generating, transmission and interconnection facilities to provide economical and reliable energy.

     24. Transportation - Operates transportation fleet for the operating companies and affiliates. Provides engineering, support, mechanical servicing of vehicles, and procurement of vehicles.

     25. Media Relations - Performs all media relations with local and national media organizations according to established policies and procedures.

     Members of the PowerGen System may provide services to the LG&E Energy Group and, to a lesser extent, LG&E Energy Group companies may provide services to PowerGen System companies. The full range of services to be provided by members of the PowerGen System to LG&E Energy Group companies is not presently known. Although some Trans-Atlantic services may be performed by LG&E Energy Group companies for PowerGen System companies, Applicants contemplate that the majority of Trans-Atlantic services will flow from the PowerGen System companies to the LG&E Energy Group.

     It is anticipated presently that PowerGen UK (or PowerGen Group Holdings, if applicable) will be the principal entity providing services from the PowerGen System, and LG&E Services will be the principal recipient of services for the LG&E Energy Group. It is also anticipated presently that the charges to the LG&E Energy Group will be primarily from PowerGen UK (or PowerGen Group Holdings, if applicable) to LG&E Services, and LG&E Services will reallocate the charges as appropriate to members of the LG&E Energy Group.

     Some services are solely concerned with events outside of the normal operations of the LG&E Energy Group. The LG&E Energy Group will not be charged with any costs relating to these departments, unless their services are specifically requested. In addition, charges for costs associated with future mergers and acquisitions may be allocated to LG&E

Energy and/or to PowerGen System companies, but not to the LG&E Energy Subsidiary Companies.

     The attached Form of Service Contract ("Service Contract"), Exhibit B-2, will govern the charges between LG&E Services and the U.S. Utility Subsidiaries. The Non-Utility Service Contract will be substantially similar to the Service Contract, except as described herein. It is contemplated that the Service Contract will be amended to provide for services to entities that will become associate companies of LG&E Energy as a result of future mergers and acquisitions.

          3.   Allocation of Service Costs Among Members of the LG&E Energy
               Group

     The costs of services provided by LG&E Services and members of the PowerGen System will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. Applicants expect that the majority of costs billed by members of the PowerGen System to the LG&E Energy Group will be paid initially by LG&E Services which will then charge the appropriate service recipient. Applicants envision two types of charges.

     First, for services rendered specifically for the LG&E Energy Group or individual members, costs will be directly attributed to specific subsidiaries when it is possible to do so accurately.

     Second, members of the LG&E Energy Group will pay a share of services that benefit them as members of the PowerGen System. Their share will be determined by a two-step process. The LG&E Energy Group's portion of these costs will be determined using measures that reflect the relevant contribution and size of the individual businesses. Allocation of group costs will follow the methodology adopted by the U.K. regulator, the Office of Gas and Electricity Markets ("OFGEM"). The OFGEM approach uses four measures (revenues, operating profit, employee numbers and net assets) and allocates the group costs equally across the four. Revenues are adjusted to exclude the income resulting from sales of purchased power within LG&E Energy. Each PowerGen service provider will use figures from the latest published accounts to calculate the percentage of revenues, operating profit, employee numbers and net assets on an annualized basis, and these four percentages will be averaged to calculate the group allocation.

     LG&E Services will allocate the costs of service among the LG&E Energy Group using one of several methods. LG&E Services will choose the method that most accurately distributes the costs. The method of cost allocation varies based on the department rendering the service. Exhibit B-2 provides an illustration of allocation of group costs among the LG&E Energy Group.

          4.   Calculation of Service Costs

     LG&E Services' accounting and cost allocation methods and procedures will be structured so as to comply with the Commission's standards for service companies in registered holding-company systems. LG&E Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Further, since costs will be equitably allocated, charges for all services provided by LG&E Services to public utility affiliates under the Utility Service Contract will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     The Non-Utility Service Contract contains provisions similar to those of the Service Contract, except that the Non-Utility Service Contract permits charges for certain services to be at fair market value to the extent authorized by the Commission. To this end, Applicants request that LG&E Services and any other non-utility subsidiary be authorized to provide goods and services at other than cost to any associate company that is not a public-utility company as defined under the Act. Specifically, Applicants request that the Commission grant an exemption from the provisions of Rules 90 and 91 and the at-cost requirement for any non-utility subsidiary of PowerGen (including LG&E Services) for the following transactions, among others: services provided to associate FUCOs and EWGs that derive no part of their income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural gas at retail in the United States; and services provided to an associated EWG, qualifying facility ("QF"), or independent power project ("IPP"), provided that the purchaser of the electricity sold by such entity is not an associate company of LG&E Energy. No services will be provided at market-based rates to a QF, IPP, or EWG selling electricity to the U.S. Utility Subsidiaries unless authorized by the Act or the Commission. The Commission has granted comparable relief in numerous prior orders. See, e.g., New Century Energies, Inc.,

Holding Co. Act Release No. 27000 (April 7, 1999). Applicants also request that the Commission grant an exemption from the provisions of Rules 90 and 91 and the at costs requirements for any non-utility subsidiary of PowerGen (including LG&E Services) for services to any subsidiary meeting the requirements of Rule 58, any exempt telecommunications company under Section 34 of the Act and any other non-utility subsidiaries that do not derive any part of their income from the sales of goods, services or other property to a public-utility company that is an associate of PowerGen.

     With regard to services provided by any U.K. company in the PowerGen System to the LG&E Energy Group, the PowerGen service provider will use appropriate policies and procedures to assure that all costs are identified and attributed to particular projects, programs or work orders for purposes of direct cost allocation. Records related to services provided by any PowerGen service provider to LG&E Energy companies will be made available to the Commission staff for review.

     As required by Rule 91 under the 1935 Act, the costs allocated across the businesses served by any PowerGen service provider will as far as possible represent the total true cost of providing the corporate service. The costs considered in the allocation will include: (1) total payroll and associated costs; (2) materials and consumable costs; (3) building and facilities costs;
(4) IS infrastructure costs; and (5) other departmental costs.

     Rates for the charges from any PowerGen service provider to LG&E Services will be calculated by taking total cost over total time worked. This method of calculation will ensure total recovery of departmental costs on a monthly basis, with minimal fluctuation of hourly rates. Budgeted rates will be available for forecasting purposes.

          5.   Billing

     Each PowerGen service provider will bill LG&E Services monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to LG&E Energy companies, multiplied by the current rate, to give the total charge for the month.

     If a PowerGen service provider provides services for the benefit of a specific LG&E Energy company, the charge applicable to that company will be specifically identified in the invoice. Otherwise, the PowerGen service provider's charges will be allocated to individual LG&E Energy companies through LG&E Services' allocation cycle.

          6.   Restriction on Amendments

     No change in the organization of LG&E Services, the type and character of the companies to be serviced (other than the amendment discussed above to include services for the PowerGen associate companies), the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until LG&E Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify LG&E Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until the LG&E Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          7.   Approval of LG&E Services

     Applicants believe that the Service Contract and the Non-Utility Service Contract are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

     Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least three recent occasions made findings under Section 13(b) based on information set forth in an Application-Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See SCANA Corp., Holding

Co. Act Release No. 27133 (Feb. 9, 2000); New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992). In this Application, Applicants have submitted substantially the same applicable information for the LG&E Services as would have been submitted in a Form U-13-1.

     Accordingly, it is submitted that it is appropriate to find that LG&E Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     G.   Other Statutory Provisions

          1.   Sections 14 and 15 -- Jurisdiction

     Pursuant to these sections, the Commission has broad authority over, and access to, the books and records and reporting of companies in a registered holding company system. As noted previously, PowerGen ADSs are listed on the NYSE. In connection with the ADS listing, PowerGen has provided financial statements for the fiscal year ended January 2, 2000, and will provide financial statements semiannually thereafter that include a reconciliation of net income and shareholders' equity in accordance with U.S. GAAP.

     It should be further noted that the utility assets of PowerGen are accounted for on the basis required by the U.K. regulator, rather than that used for purposes of U.S. ratemaking proceedings, and rates for U.K. regulated utilities are also determined in a different manner than those for U.S. regulated companies.

     In addition, PowerGen undertakes and agrees to file, and will cause each of its present and future directors and officers, who is not a resident of the United States, to file with the Commission irrevocable designation of the party's custodian as an agent in the United States to accept service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission./39/

___________________
/39/ See Exhibit L-1, Appointment of Agent for Service of Process.

          2.   Section 33 -- Foreign Utility Companies

     Applicants make numerous commitments to ensure that the proposed financing of the PowerGen System, including financing for purposes of acquiring interests in EWGs and FUCOs, is consistent with the protected interests. These commitments are described above in Item 3, Section B.2.j.

     Prior to the closing of the proposed transactions, PowerGen UK (or PowerGen Group Holdings, if applicable) will file a Form U-57 to perfect its exemption as a FUCO. Thereafter, Applicants believe that PowerGen UK (or PowerGen Group Holdings, if applicable) will be exempt from all provisions of the Act -- except with respect to transactions with PowerGen and its non-FUCO subsidiary companies. This latter set of transactions will continue to be fully regulated under the Act./40/ See Section 33(a)(1) of the Act ("A foreign utility company shall be exempt from all provisions of the Act, except as otherwise provided under this section").

     As explained more fully in Exhibit F-1.2 and Item 3, Section A.2.a.iv to this Application, while FUCO interests will form the largest part of PowerGen UK's interests, PowerGen UK will have certain non-FUCO subsidiaries. Accordingly, Applicants seek to rely on the fact that Section 33 (unlike Sections 32 and 34) does not require that the exempt entity be engaged "exclusively" in the subject activity. Although there is no discussion of this point in the legislative history, it does not seem unreasonable that Congress was attempting to accommodate the nature of the entities exempt under Section
33. Unlike EWGs and ETCs, which are likely to be special purpose entities, FUCOs may comprise vertically-integrated utility systems and businesses that are reasonably incidental or economically necessary or appropriate thereto. Indeed, a review of the Forms U-57 suggests that U.S. holding companies have indirectly acquired certain nonexempt interests in connection with their FUCO holdings.

     The Commission should not find these "other businesses" to be inconsistent with the policies and provisions of the Act, so long as: (i) all direct or indirect investments in

___________________
/40/ The Commission's residual jurisdiction is generally limited to parent-level financings, affiliate transactions and "the creation or maintenance of any other relationship between a foreign utility company and a registered holding company." See Section 33(c)(2).

these businesses for which there is recourse, directly or indirectly, to the registered holding company will be counted toward "aggregate investment" for purposes of Rule 53; and (ii) there are appropriate safeguards, such as those described above, to protect the interests of U.S. ratepayers from the adverse effects, if any, that may be associated with the foreign operations.

          3.   Sections 3(a)(1) and 3(a)(2) - Exemption from Registration

     LG&E Energy and KU currently enjoy exemption from registration under the Act pursuant to Sections 3(a)(1) and 3(a)(2) of the Act, respectively. Section 3(a)(1) exempts holding companies which derive a material part of their income from public utility companies that are predominantly intrastate in character, where such holding companies and public utility companies conduct their businesses substantially in a single state. Section 3(a)(2) exempts those entities which are predominantly public utility companies whose operations do not extend beyond the state in which they are organized and states contiguous. The Commission initially authorized KU's exemption by order in KU Energy Corporation, HCAR No. 25409 (Nov. 13, 1991). The Commission reaffirmed KU's exemption under Section 3(a)(2) and granted LG&E Energy's exemption under
Section 3(a)(1) in its order authorizing the merger of LG&E Energy and KU Energy Corporation. See LG&E Energy Corp., HCAR No. 26866, 67 S.E.C. 107 (April 30,
1998). Applicants seek a declaration from the Commission that LG&E Energy and KU may remain exempt holding companies under Sections 3(a)(1) and 3(a)(2), respectively, although following consummation of the Merger, the Intermediate Companies and PowerGen plan to register under Section 5 of the Act. Other registered holding companies have exempt holding companies within their registered systems, e.g., American Electric Power Company. Applicants seek the same relief. In the event the Commission does not grant the relief requested, LG&E Energy or KU, as applicable, would register under Section 5 of the Act.

ITEM 4. REGULATORY APPROVALS

  I.  Merger Approvals

     Set forth below is a summary of the regulatory approvals that PowerGen and LG&E Energy expect to obtain in connection with the Merger.

     A.   Antitrust

     The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the DOJ and the FTC and until certain waiting periods have been terminated or have expired. LG&E Energy and PowerGen plan to file their respective premerger notifications in May 2000, after which the waiting period will commence. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, LG&E Energy and PowerGen would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

     B.   Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves an indirect change in ownership and control of LG&E Energy's public utility subsidiaries, Applicants have sought the prior approval of the FERC under FPA Section 203 prior to consummation of the Merger.

     Under Section 203 of the FPA, the FERC shall approve a Merger if it finds such Merger "consistent with the public interest." In reviewing a Merger, the FERC generally evaluates: (1) whether the Merger will adversely affect competition; (2) whether the Merger will adversely affect rates; and (3) whether the Merger will impair the effectiveness of regulation. LG&E Energy and PowerGen believe the proposed Merger satisfies these standards.

     Applicants filed their Section 203 application with the FERC on March 24, 2000.

     C.   Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under Exon-Florio, and the President of the United States or his designee is empowered to take certain actions in relation to mergers, acquisitions, and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon-Florio enables the President to suspend or prohibit any acquisition, merger, or takeover by a foreign person if that acquisition, merger, or takeover threatens to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. Applicants plan to file the Exon-Florio application in connection with the Merger on during the second quarter of 2000.

     D.   State Regulatory Approval

     The Merger requires the approval of the Kentucky Commission and the Virginia Commission.

     The Kentucky Commission has jurisdiction over the transaction due to LG&E's and KU's status as public utility companies in Kentucky. LG&E Energy and PowerGen filed a merger application with the Kentucky Commission on March 15, 2000.

     The Virginia Commission has jurisdiction over the transaction because of KU's operations in Virginia under the name Old Dominion Power Company. LG&E Energy and PowerGen filed a merger application with the Virginia Commission on March 24, 2000.

     While the Tennessee Commission does not have jurisdiction over the Merger, KU and PowerGen plan to make an informational filing with the Tennessee Commission describing the Merger and the benefits of the Merger to ratepayers after orders from the Kentucky Commission and the Virginia Commission have been received. As part of the filing, the companies will advise the Tennessee Commission that the SEC would be seeking a certification from the Tennessee Commission that it has the authority and resources to protect ratepayers in matters such as rates, financings, affiliate transactions, and the financial integrity of the operating utility within its state, and, additionally, that the commission intends to continue to exercise its authority.

     E.   U.K. Notice Requirements

     The Merger constitutes a merger qualifying for investigation under the United Kingdom's Fair Trading Act of 1973 ("FTA"). The FTA provides that the Secretary of State may refer a qualifying merger to the Competition Commission. It is the responsibility of the Director General of Fair Trading ("DGFT") to advise the Secretary of State whether to refer a merger to the Competition Commission. In reviewing the acquisition, the Office of Fair Trading ("OFF") may also consult with the Director General of the Office of Gas and Electricity Markets ("OFGEM") in accordance with a concordat between the OFT and OFGEM on regulatory issues. The U.K. merger regime is a voluntary regime. The OFT has made a standard request of PowerGen to provide it with information concerning the acquisition. PowerGen has provided this information and will respond to any further requests from the OFT. PowerGen does not believe that the Merger will have any impact on competition in the United Kingdom and therefore does not anticipate any issues will be raised by the OFT.

  II.  Financing Approvals

     The Kentucky Commission has jurisdiction over the issuance of equity and long-term debt securities of LG&E and KU. In addition, the Virginia Commission has jurisdiction over the issuance of short-term debt of KU. Applicants are seeking authorization of such transactions through December 31, 2005. Applicants have requested that the Commission authorize various financing arrangements by the LG&E Energy Group during the Authorization Period. To the extent that LG&E or KU requires further authorization from the Kentucky Commission or the Virginia Commission subsequent to December 31, 2005, the Applicants will seek such authorization. Except as discussed above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

                                   * * * * *

     Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the Application no later than December 31, 2005.

ITEM 5. PROCEDURE

     The Commission is respectfully requested to issue and publish not later than June 15, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than July 17, 2000, by which comments may be entered, and a date not later than November 15, 2000, as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger and related financing. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1     Memorandum and Articles of Association of PowerGen plc.

          A-2.1 Amended and Restated Articles of Incorporation of LG&E Energy, filed as Exhibit 4.1 to Form 8-K of LG&E Energy dated May4, 1998, File No. 1-10568, and incorporated herein by reference.

          A-2.2   Restated Articles of Incorporation of LG&E, filed as Exhibit
                  3.06 to Form 10-Q of LG&E for the quarter ended September 30, 1996, File No. 2-26720, and incorporated herein by reference.

          A-2.3   Amended and Restated Articles of Incorporation of KU, filed as
                  Exhibit 4.03 and 4.04 to Form 8-K of Kentucky Utilities, dated December 10, 1993, File No. 1-3463, and incorporated herein by reference.

          B-1 Agreement and Plan of Merger, dated as of February 27, 2000, among PowerGen plc, LG&E Energy Corp., US Subholdco 2 (PowerGen US Investments Corp.) and Merger Sub, included as Appendix A to Exhibit C-1 hereto.

          B-2     Standard Form of Service Contract for U.S. Utility
                  Subsidiaries.

          B-3 Term and Revolving Credit Facility for PowerGen US Holdings Limited and PowerGen plc, dated February 27, 2000.

          C-1 Proxy Statement of LG&E Energy for the shareholders meeting to be held in connection with the Merger, filed with the Commission on March 13, 2000, File No. 1-10568, and incorporated by reference herein.

          C-2 Circular of PowerGen Group for the extraordinary general meeting of shareholders to be held in connection with the Merger (to be filed by amendment).

          C-3.1   Tax Allocation Agreement (to be filed by amendment).

          C-3.2 Legal Analysis of Rule 45(c) and the Proposed Tax Allocation Agreement (to be filed by amendment).

          C-4     Intercompany Debt and Funds Flow.

          D-1.1 Joint Application of Louisville Gas and Electric Company, Kentucky Utilities Company, and Merger Sub before the FERC (filed in paper format on Form SE).

          D-1.2 Order of the FERC Approving the Merger (to be filed by amendment).

          D-2.1 Joint Application of PowerGen plc, LG&E Energy Corp., Louisville Gas and Electric Company, and Kentucky Utilities Company, before the Kentucky Public Service Commission (filed in paper format on Form SE).

          D-2.2 Order of the Kentucky Public Service Commission Approving the Merger (to be filed by amendment).

          D-3.1 Joint Application of PowerGen plc, LG&E Energy Corp., and Kentucky Utilities Company before the Virginia Corporation Commission (filed in paper format on Form SE).

          D-3.2 Order of the Virginia Corporation Commission Approving the Merger (to be filed by amendment).

          D-4.1 Submission to the Tennessee Regulatory Authority (to be filed by amendment).

          D-4.2 Response of Tennessee Regulatory Authority (to be filed by amendment).

          E-1 Map of electric service territories and transmission lines of Louisville Gas and Electric Company and Kentucky Utilities Company (filed in paper format on Form SE).

          E-2 Map of gas service territory of Louisville Gas and Electric Company (filed in paper format on Form SE).

          F-1.1   PowerGen plc Corporate Chart (filed in paper format on Form
                  SE).

          F-1.2   Description of the Companies in the PowerGen System.

          F-2.1 LG&E Energy Corp. Corporate Chart (filed in paper format on Form SE).

          F-2.2 Description of LG&E Energy Corp. non-utility subsidiaries and basis for retention of each.

          F-3.1 Combined PowerGen/LG&E Energy Corporate Chart (filed in paper format on Form SE).

          F-3.2   Merger Structure and Description of Intermediate Companies.

          G-1.1 Opinion of Counsel - PowerGen Group (to be filed by amendment).

          G-1.2   Opinion of Counsel - LG&E Energy (to be filed by amendment).

          G-1.3   Past tense opinion of counsel (to be filed by amendment).

          H-1     [Intentionally left available.]

          I-1 Annual Report of PowerGen Group dated March 28, 2000 (filed in paper format on Form SE).

          I-2.1 Annual Report on Form 10-K of LG&E Energy for the year ended December 31, 1999, File No. 1-10568, and incorporated by reference herein.

          I-2.2 Louisville Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 2-26720 and incorporated by reference herein.

          I-2.3 Kentucky Utilities Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-3464, and incorporated by reference herein.

          J-1     Proposed Form of Notice.

          K       [Intentionally left available.]

          L-1 Appointment of Agent for Service of Process (to be filed by amendment).

          M-1     [Intentionally left available.]

          N-1.1   Form of Utility Money Pool Agreement.

          N-1.2   Form of Non-Utility Money Pool Agreement.

     B.     Financial Statements

          FS-1 PowerGen System Consolidated Balance Sheet as of January 2, 2000 (included in Exhibit I-1).

          FS-2 PowerGen Consolidated Profit and Loss Account as of January 2, 2000 (included in Exhibit I-1).

          FS-3 Notes to PowerGen System Consolidated Financial Statements (included in Exhibit I-1).

          FS-4 LG&E Energy Corp. Consolidated Balance Sheet as of December 31, 1999 (included in Exhibit I-2.1).

          FS-5 LG&E Energy Corp. Consolidated Statement of Income for the twelve months ended December 31, 1999 (included in Exhibit I-2.1).

          FS-6 Notes to LG&E Energy Corp. Consolidated Financial Statements (included in Exhibit I-2.1).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of LG&E Energy and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application, File No. ---, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date: April 26, 2000



                                        _____________________________________
                                        /s/  David Jackson
                                             Secretary and General Counsel
                                             PowerGen plc

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application, File No. ---, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this Application which is pertinent to the Application of the respective companies.

Date: April 26, 2000



                                        _____________________________________
                                        /s/  John R. McCall
                                             Executive Vice President,
                                             General Counsel and Secretary
                                             LG&E Energy Corp.

                                  APPENDIX A

Operations of LG&E Capital Corp.

     . LG&E Credit Corp. is wholly-owned by LG&E Capital and offers consumer lending programs and services in the Louisville metropolitan area.

     . LG&E International, Inc. ("LG&E International") is wholly-owned by LG&E Capital, and is a management and holding company for international energy project investments and operations. LG&E International's wholly-owned subsidiaries hold interests in overseas projects and conduct other related businesses.

          Through its subsidiaries, LG&E International holds interests in three Argentine natural gas distribution companies, all of which have obtained FUCO status under Section 33 of the Act. LG&E International has a controlling interest in Distribuidora de Gas del Centro ("Centro"), and minority interests in Distribuidora de Gas Cuyana ("Cuyana"), and Gas Natural BAN, S.A. ("Gas BAN"). Together, Centro, Cuyana, and Gas BAN serve approximately 1.8 million customers in seven provinces in Argentina.

          Through its subsidiaries, LG&E International also owns an interest in a windpower generating facility in Tarifa, Spain, which has obtained FUCO status under Section 33 of the Act.

     . LG&E Power Inc. ("LG&E Power") is wholly-owned by LG&E Capital and is a management and holding company for non-regulated subsidiaries. LG&E Power develops, operates, maintains, and owns domestic power generation facilities. LG&E Power currently has interests in 8 projects capable of generating approximately 500 MW of power in North Carolina, Virginia, California, Texas, and Minnesota, and small interests in three additional facilities in Texas and Washington. Each of these domestic facilities is either a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, or an exempt wholesale generator ("EWG") under Section 32 of the Act.

          In 1998, LG&E Power, through a subsidiary, entered into a partnership with Columbia Energy Corporation for the development of a natural gas-fired cogeneration project in Gregory, Texas, which will be capable of generating 550 MW equivalent of power and steam. Construction on the project has commenced and completion is projected for the summer of 2000.

          In 1999, a subsidiary of LG&E Power entered into a lease wherein it agreed to lease a facility under construction in Georgia, which will be capable of generating 450 MW of power. The facility is scheduled to be completed in June 2001. LG&E Power's wholly-owned subsidiaries also engage in natural gas storage, transmission, and processing.

          In 1999, a subsidiary of LG&E Power entered into a contract to purchase eight turbines, capable of generating 1,600MW of power. The facility is scheduled to be completed in June 2003.

     . WKE Corp., a holding company, and its subsidiaries are wholly-owned by LG&E Capital. WKE Corp.'s wholly-owned subsidiary, WKE Station Two Inc. ("Station Two"), operates and maintains the Station Two generating facility of the City of Henderson. WKE Corp.'s wholly-owned subsidiary, Western Kentucky Energy Corp. ("WKEC"), currently enjoys EWG status under Section 32 of the Act, and leases and operates the generating facilities owned by Big Rivers Electric Corporation/41/ (three coal-fired plants and one combustion turbine), and sells the output of those facilities to LG&E Energy Marketing and, potentially, other affiliates and third-parties.

______________________
/41/ It was determined by the Commission that none of WKE Corp.'s subsidiaries were public utility companies under the Act by virtue of their operation and maintenance of the Big Rivers Electric Corporation's generating facilities. See SEC No-Action Letter (July 13, 1998).

          LG&E Energy is considering reorganization of WKEC, which could change WKEC's current status as an EWG. The FERC has authorized the consolidation of WKEC with its subsidiaries and related companies./42/

     . CRC -- Evans International, Inc. ("CRC -- Evans") is wholly-owned by LG&E Capital. CRC - Evans and its related companies provide specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines.

_________________
/42/ Western Kentucky Energy Corp., et al., 87 FERC (P) 62,016 (1999).

                                  APPENDIX B

PART I -  EXISTING FINANCING ARRANGEMENTS OF U.S. UTILITY SUBSIDIARIES

LG&E
----
Bond Financing:
                                                                     At 12/31/99
                                                                     -----------
First Mortgage Bonds                                                  (x 000's)
                 Series due July 1, 2000, 7.5%*.... ................    20,000
                 Series due August 15, 2003, 6%.....................    42,600
           Pollution control series
                 P due June 15, 2015, 7.45%.........................    25,000
                 Q due November 1, 2020, 7.625%.....................    83,335
                 R due November 1, 2020, 6.55%......................    41,665
                 S due September 1, 2017, variable..................    31,000
                 T due September 1, 2017, variable..................    60,000
                 U due August 15, 2013, variable....................    35,200
                 V due August 15, 2019, 5.625%......................   102,000
                 W due October 15, 2020, 5.45%......................    26,000
                 X due April 15, 2023, 5.90%........................    40,000
                                                                       -------
           Total first mortgage bonds...............................   506,800
                                                                       =======

           Pollution control bonds (unsecured):
                 Jefferson County Series due September 1, 2026,
                   variable.........................................    22,500
                 Trimble County Series due September 1, 2026,
                   variable.........................................    27,500
                 Jefferson County Series due November 1, 2027,
                   variable.........................................    35,000
                 Trimble County Series due November 1, 2027,
                   variable.........................................    35,000
                                                                       -------
           Total unsecured pollution control bonds..................   120,000
                                                                       -------
           Total LG&E bonds outstanding.............................   626,800
                                                                       =======

*        Redeemed


Capital Stock:
         Common Stock, without par value - Authorized: 75,000,000 shares
                                           Outstanding: 21,294,233 shares
         Cumulative Preferred Stock:

                                                                            Shares             Current
                                                                          Outstanding         Redemption
                                                                          -----------         ----------
                                                                                                 Price
         ----------------------------------------------------------------------------------------------------
          $25 par value, 1,720,000 shares authorized,
                  5% series                                                860,287             $ 28.00
         ----------------------------------------------------------------------------------------------------
          Without par value, 6,750,000 shares authorized
         ----------------------------------------------------------------------------------------------------
                  Auction rate                                             500,000              100.00
         ----------------------------------------------------------------------------------------------------
                  5.875% series                                            250,000              104.70

Short-Term Financing:
         $200 million revolving credit line, expiring November 2001. Commercial paper program, up to $200 million authorized

KU
--
Bond Financing:
                                                                     At 12/31/99
                                                                     -----------
           First Mortgage Bonds                                       (x 000's)
                 Series Q, due June 15, 2000, 5.95%.................    61,500
                 Series Q, due June 15, 2003, 6.32%.................    62,000
                 Series S, due January 15, 2006, 5.99%..............    36,000
                 Series P, due May 15, 2007, 7.92%..................    53,000
                 Series R, due June 1, 2025, 7.55%..................    50,000
                 Series P, due May 15, 2027, 8.55%..................    33,000
           Pollution Control Series:
                 Series 7, due May 1, 2010, 7.375%..................     4,000
                 Series 8, due September 15, 2016, 7.45%............    96,000
                 Series 1B, due February 1, 2018, 6.25%.............    20,930
                 Series 2B, due February 1, 2018, 6.25%.............     2,400
                 Series 3B, due February 1, 2018, 6.25%.............     7,200
                 Series 4B, due February 1, 2018, 6.25%.............     7,400
                 Series 7, due May 1, 2020, 7.60%...................     8,900
                 Series 9, due December 1, 2023, 5.75%..............    50,000
                 Series 10, due November 1, 2024, variable..........    54,000
                                                                       -------
           Total KU bonds outstanding...............................   546,330
                                                                       =======

Capital Stock:

         Common Stock, without par value - Authorized:   80,000,000 shares
                                           Outstanding:  37,817,878 shares

         Cumulative Preferred Stock:
         ------------------------------------------------------------------------------------------------------------
                                                                               Shares          Current
                                                                            Outstanding       Redemption
                                                                            -----------       ----------
                                                                                                Price
         ------------------------------------------------------------------------------------------------------------
          Without par value, 5,300,000 shares authorized
         ------------------------------------------------------------------------------------------------------------
                  4.75% series, $100 stated value                          200,000             101.00
         ------------------------------------------------------------------------------------------------------------
                  6.53% series, $100 stated value                          200,000             Not redeemable
         ------------------------------------------------------------------------------------------------------------

Short-Term Financing:

         Commercial paper program, inactive.
         Uncommitted credit line with Centric Corporation ("Centric"), up to $60 million.

PART II -  EXISTING FINANCING ARRANGEMENTS OF U.S.
           NON-UTILITY SUBSIDIARIES

LG&E Capital Corp.
------------------
Long-Term Debt:                                                      At 12/31/99
                                                                     -----------
                                                                       (x 000's)
     Medium term notes, due September 7, 2000, variable.............     50,000
     Medium term notes, due May 1, 2004, 6.205%.....................    150,000
     Medium term notes, due January 15, 2008, 6.46%.................    150,000
     Medium term notes, due November 1, 2011, 5.75%.................    150,000
                                                                        -------
     Total Capital Corp. bonds outstanding..........................    500,000
                                                                        =======
Credit Facilities:

     $200 million revolving lines of credit, expiring September 2000 $500 million revolving line of credit, expiring September 2002. $20 million uncommitted letter of credit facility

Commercial paper program, up to $600 million authorized.

CRC-Evans Pipeline International Inc.
-------------------------------------
                                                                     At 12/31/99
                                                                     -----------
                                                                       (x 000's)
     Note payable, due May 2003, 6.75%............................      $   281

Distribuidora de Gas del Centro
                                                                     At 12/31/99
                                                                     -----------
                                                                       (x 000's)
     Argentine negotiable obligations, due August 2001, 10.5%.....      $37,782

Part III - GUARANTEES


Obligations of LG&E Capital Supported by LG&E Energy under the Support
----------------------------------------------------------------------
Agreement:
----------

1. Obligations of LG&E Capital on each of its credit facilities, in an aggregate principal amount of $720 million.

2. Obligations of LG&E Capital in respect of its commercial paper program, in an authorized principal amount of $600 million.

3. Obligations of LG&E Capital in respect of its medium-term notes outstanding, in an aggregate principal amount as of March 31, 2000 of $500 million.

4. Obligations of LG&E Capital in respect of a guarantee of lease obligations of LG&E Power Monroe, LLC. See "Guarantees issued by LG&E Energy and the U.S. Non-Utility Subsidiaries" below.

5. Obligations of LG&E Capital under various master agreements with certain counterparties, relating to transactions executed under said master agreements. No limit is stated.

6. Obligations of LG&E Capital under a guarantee of certain obligations of LG&E Energy Marketing Inc. under several Purchased Power Agreements relating to the purchase of 560 MW of power. No limit is stated.


Guarantees issued by LG&E Energy and the U.S. Non-Utility Subsidiaries:
-----------------------------------------------------------------------

1. LG&E Power and LG&E Capital guarantee certain obligations of LG&E Energy Marketing. These guarantees are provided in lieu of letters of credit or other credit enhancements required by counterparties and are provided in order to minimize the cost of providing the commodity required under the contract. The guarantees typically have a stated maximum amount, but the actual exposure is typically only a small percentage of the aggregate maximum stated amount of the guarantee. The maximum stated amount on such guarantees as of March 31, 2000 was $461 million. In other cases, no maximum amount is stated. The aggregate exposure of LG&E Power and LG&E Capital under such guarantees as of March 31, 2000 was approximately $63 million.

2. Guarantee by LG&E Capital of the lease obligations of LG&E Power Monroe, LLC under an operating lease relating to three combustion turbines and related facilities to be installed and constructed in Monroe, Georgia. The value of the assets under lease is expected to be approximately $175 million.

3. Guarantee by LG&E Capital of the obligations of LG&E Power Inc. under a lease of office space in Irvine, CA in an aggregate amount of less than $5 million.

4. Guarantees by LG&E Capital to provide equity contributions in respect of the Gregory Project. Each guarantee is unlimited on its face, but the underlying agreements effectively limit the guaranteed obligations to $42.5 million.

5. Guarantees by LG&E Capital of the obligations of HD/WS Corporation under a standby ash disposal agreement relating to certain power projects in Franklin, VA, Altavista, VA and Hopewell, VA. There is no stated cap on the potential liability under these guarantees.

6. Guarantee by LG&E Energy of all obligations of certain of the U.S. Non-Utility Subsidiaries relating to the lease of the generating assets of Big Rivers Electric Corporation ("Big Rivers"). The transaction provides the U.S. Non-Utility Subsidiaries with access to approximately 1,700 megawatts of capacity and requires that power be supplied to Big Rivers at contractual prices. The leased assets are expected to be capable of meeting the requirements of Big Rivers throughout the term of the lease. In addition, the U.S. Non-Utility Subsidiaries are required to make annual lease payments of $31.5 million to Big Rivers through July 2023.

7. LG&E Energy has guaranteed all obligations of LG&E Energy Marketing in its contract with Oglethorpe Power Corporation ("OPC"). Under this contract LG&E Energy Marketing is required to supply approximately one-half of the system-wide power needs of OPC at fixed prices and has access to one-half of OPC's generation capacity. LG&E Energy Marketing has assumed the risk of price increases for any power it is required to purchase off system and any load growth under this contract. LG&E Energy has discontinued its merchant energy trading operation which includes servicing of this contract and has booked reserves to cover expected future losses from these activities. In July 1998, LG&E Energy recorded an after-tax loss on disposal of discontinued operations of $225 million. In December 1999, LG&E Energy increased the size of this reserve by $175 million based on what it believes to be appropriate estimates of future energy prices and load growth. There is no guarantee that higher-than-anticipated future commodity prices or load demands or other factors could not result in additional losses.

8. Guarantee by LG&E Capital of certain obligations, up to a maximum amount of $96 million, payable by LG&E Power Development Inc. with respect to a purchase contract for eight turbines.